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EXHIBIT 99.1

NOTICE OF MEETING, PRESIDENT’S INVITATION LETTER TO SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR DATED MARCH 2, 2009

MANAGEMENT PROXY CIRCULAR         NOTICE OF 2009 ANNUAL GENERAL MEETING         APRIL 23, 2009

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SUNCOR ENERGY INC.

The Annual Meeting of Shareholders of Suncor Energy Inc. will be held on Thursday, April 23, 2009, in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2008 together with the auditor's report;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

This management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 to 4 of this management proxy circular. To be effective, the completed Form of Proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:30 a.m., Calgary time, on Tuesday, April 21, 2009.

Shareholders may also vote their shares by telephone or through the internet up to 48 hours prior to the start of the meeting, using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on February 23, 2009, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Vice President and Corporate Secretary

March 2, 2009
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of Suncor Energy Inc.'s Board of Directors, management and employees, we invite you to attend our Annual Meeting of Shareholders on Thursday, April 23, 2009, to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta, at 10:30 a.m. local time.

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting and accompanying management proxy circular.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this circular. Following the formal portion of the meeting, management will review Suncor's operational and financial performance during 2008 and provide an outlook on priorities for 2009 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

All of our public documents, including our 2008 annual report and quarterly reports, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on Suncor, including the speeches of senior executives, you can use the 'E-news' subscribe feature on Suncor's web site.

We look forward to seeing you at the meeting.

Yours sincerely,

John Ferguson Chairman of the Board	Rick George President and Chief Executive Officer

VOTING AND PROXIES: QUESTIONS AND ANSWERS	2
BUSINESS OF THE MEETING	5
Financial Statements	5
Election of Directors	5
Appointment of Auditors	10
Audit Fees	10
Audit-related Fees	10
Tax Fees	10
All Other Fees	10
DIRECTOR COMPENSATION	11
COMPENSATION DISCUSSION & ANALYSIS	14
Human Resources and Compensation Committee	14
Executive Compensation	15
Compensation of the President and Chief Executive Officer	17
Performance Graph	19
Summary Compensation Table	21
Termination Contracts and Change of Control Arrangements	24
SUMMARY OF EQUITY COMPENSATION PLANS	26
DIRECTORS' AND OFFICERS' INSURANCE	30
CORPORATE GOVERNANCE	30
ADDITIONAL INFORMATION	31
APPENDIX A: DIRECTORS' OPTION AND SHARE-BASED AWARDS	32
APPENDIX B: NAMED EXECUTIVE OFFICERS' OPTION AND SHARE-BASED AWARDS	35
APPENDIX C: CORPORATE GOVERNANCE SUMMARY	37
APPENDIX D: BOARD TERMS OF REFERENCE	44
APPENDIX E: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR	50
APPENDIX F: DIRECTOR INDEPENDENCE POLICY AND CRITERIA	52
Note: all financial information is reported in Canadian dollars unless otherwise noted.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 1

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This circular is furnished in connection with the solicitation by or on behalf of management of Suncor Energy Inc. ("Suncor", the "Corporation" or "we") of proxies to be used at the Annual Meeting of Shareholders of Suncor to be held in the Metropolitan Conference Centre, 333 Fourth Avenue SW, Calgary, Alberta on Thursday, April 23, 2009, at 10:30 a.m. local time for the purposes indicated in the Notice of Meeting.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine the shareholders entitled to receive notice of and vote at the meeting is February 23, 2009.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Your completed Form of Proxy must be received by Computershare Trust Company of Canada by 10:30 a.m., Calgary time, on Tuesday, April 21, 2009. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q.  Am I entitled to vote?

A.  You are entitled to vote if you were a holder of common shares of Suncor Energy Inc. as of the close of business on February 23, 2009, the record date for the meeting. Each common share is entitled to one vote. The list of registered shareholders maintained by Suncor will be available for inspection after February 24, 2009, during usual business hours at the offices of Computershare Trust Company of Canada ("Computershare"), #600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 and will be available at the meeting.

Q.  What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting; and

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting.

Q.  What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the person named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q.  Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

Q.  How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683).

If your shares are not registered in your name but are held by a nominee, please see below.

Q.  How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

2 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Q.  How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q.  Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election as directors of those nominees set out in this management proxy circular; and

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors.

Q.  Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A.  Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

Q.  What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q.  Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at 112 – 4th Avenue SW, Calgary, Alberta, T2P 2V5 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting adjourned; or

(b)
to the Chairman of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

Q.  Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted, and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management, in the event of a proxy contest or proxy validation issue, or if necessary to meet legal requirements.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 3

Q.  How many common shares are outstanding?

A.  As of February 23, 2009, there were 936,513,342 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 23, 2009, there is no person who, to the knowledge of our directors and officers, beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding common shares.

Q.  What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, provide an environmental benefit and reduce costs.

Q.  How can I ask for electronic delivery?

A.  If you are a non-registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Q.  What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or www.computershare.com or the Assistant Corporate Secretary of Suncor Energy Inc. at 403-269-8100 or info@suncor.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. (MST) on Thursday, April 23, 2009. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

This document contains forward-looking statements based on Suncor's current plans, expectations, projections and assumptions. Some of the forward-looking statements may be identified by words like "expects" and "plans". These statements are not guarantees of future performance. Actual results could differ materially, as a result of factors, risks and uncertainties known and unknown to which Suncor's business is subject. Further discussion of the risks, uncertainties and other factors that could affect these plans, and any actual results, is contained in Suncor's annual report to shareholders and other documents filed with regulatory authorities.

4 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements for the year ended December 31, 2008 are included in the 2008 Annual Report.

Election of Directors

Suncor's articles of incorporation stipulate there shall be not more than 15 or fewer than eight directors. There are currently 11 directors. In accordance with our by-laws, the Board of Directors has determined that 11 directors will be elected at the meeting.

Management will propose at the meeting that the 11 nominees named on pages 6 to 8 be elected directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Unless authority to do so is withheld, the persons named in the accompanying Form of Proxy intend to vote FOR the election of the nominees whose names appear on pages 6 to 8.

Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying proxy form reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors

The Board of Directors has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall recommend to the Board of Directors whether to accept it. The Board of Directors will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting and a news release will be issued by Suncor announcing the Board of Directors' determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 5

The Persons Nominated for Election as Directors Are:

MEL E. BENSON
(independent)
Calgary, Alberta
Current age: 60
Period of service as a director:
April 19, 2000 to present
Common Shares (1): 17,560
Deferred Share Units (2): 28,334
Directors' Options (3): 16,000

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000, Mr. Benson retired from a major international oil company. Mr. Benson is a director of Tenax Energy Inc., chair of Winalta Homes Inc., director of Tarpon Energy Services and director of the Fort McKay Group of Companies. He is active with several charitable organizations including Hull Family Services. He is also a member of the board of governors for the Northern Alberta Institute of Technology.

BRIAN A. CANFIELD
(independent)
Point Roberts, Washington
Current age: 70
Period of service as a director:
November 10, 1995 to present
Common Shares (1): 14,020
Deferred Share Units (2): 54,279
Directors' Options (3): 96,000

Brian Canfield is the chairman of TELUS Corporation, a telecommunications company. Mr. Canfield is a member of the Order of Canada, a member of the Order of British Columbia and a fellow of the Institute of Corporate Directors.

BRYAN P. DAVIES
(independent)
Toronto, Ontario
Current age: 60
Periods of service as a director:
January 28, 1991 to April 23, 1996, and April 19, 2000 to present
Common Shares (1): 24,800
Deferred Share Units (2): 46,031
Directors' Options (3): 102,000

Bryan Davies is chairman of the Canada Deposit Insurance Corporation. He is also a director of the General Insurance Statistical Agency and is past superintendent of the Financial Services Commission of Ontario. Previously, he was senior vice president, regulatory affairs with the Royal Bank Financial Group. Mr. Davies is also active with a number of not-for-profit charitable organizations.

BRIAN A. FELESKY
(independent)
Calgary, Alberta
Current age: 65
Period of service as a director:
April 26, 2002 to present
Common Shares (1): 20,000
Deferred Share Units (2): 31,685
Directors' Options (3): 80,000

Brian Felesky is counsel to the law firm of Felesky Flynn LLP in Calgary, Alberta. Mr. Felesky also serves as a director on the board and is chair of the audit committee of Epcor Power LP. He is also a member of the board of Precision Drilling Trust, Resin Systems Inc. and various private corporations. Mr. Felesky is actively involved in not-for-profit and charitable organizations. He is the co-chair of Homefront on Domestic Violence, vice chair of the Canada West Foundation, member of the senate of Athol Murray College of Notre Dame, board member of the Calgary Stampede Foundation and a Council member of the Alberta Order of Excellence. Mr. Felesky is a Queen's Counsel and member of the Order of Canada.

6 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

JOHN T. FERGUSON
(independent)
Edmonton, Alberta
Current age: 67
Period of service as a director: November 10, 1995 to present
Common Shares (1): 45,684
Deferred Share Units (2): 41,898
Directors' Options (3): 116,000

John Ferguson is founder and chairman of the board of Princeton Developments Ltd. and Princeton Ventures Ltd. Mr. Ferguson is also a director of Fountain Tire Ltd., the Royal Bank of Canada and Strategy Summit Ltd. In addition, he is a director of the C.D. Howe Institute and the Alberta Bone and Joint Institute, an advisory member of the Canadian Institute for Advanced Research and chancellor emeritus and chairman emeritus of the University of Alberta. Mr. Ferguson is also a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

W. DOUGLAS FORD
(independent)
Bonita Springs, Florida
Current age: 65
Period of service as a director:
April 29, 2004 to present
Common Shares (1): 0
Deferred Share Units (2): 31,883
Directors' Options (3): 40,000

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals Inc. He is also a member of the board of trustees of the University of Notre Dame.

RICHARD L. GEORGE
(non-independent, management)
Calgary, Alberta
Current age: 58
Period of service as a director: February 1, 1991 to present
Common Shares (1): 412,508
Deferred Share Units (2): 414,066
Directors' Options (3): n/a

Richard George is the president and chief executive officer of Suncor Energy Inc. (4) Mr. George is also a director of the Swiss offshore and onshore drilling company Transocean. He currently serves as the Canadian Chair of the North American Competitiveness Council and he chaired the 2008 Governor General's Canadian Leadership Conference. Mr. George was named a member of the Order of Canada in 2007.

JOHN R. HUFF
(independent)
Houston, Texas
Current age: 62
Period of service as a director: January 30, 1998 to present
Common Shares (1): 42,835
Deferred Share Units (2): 54,924
Directors' Options (3): 112,000

John Huff is chairman of Oceaneering International Inc., an oilfield services company. He also serves as director of BJ Services Company, KBR Inc. and Rowan Companies Inc. Mr. Huff is a member of the National Petroleum Council, a trustee of the Houston Museum of Natural Science and is a director of St. Luke's Episcopal Hospital System in Houston.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 7

M. ANN MCCAIG
(independent)
Calgary, Alberta
Current age: 69
Period of service as a director: October 1, 1995 to present
Common Shares (1): 50,422
Deferred Share Units (2): 49,123
Directors' Options (3): 112,000

Mrs. McCaig is a trustee of the $400 million Killam Estate, a director of the Gairdner Foundation, the Chair of the Calgary Health Trust and the Chair of the Alberta Adolescent Recovery Centre, as well as the Honorary Chair of the Alberta Bone and Joint Institute. She is a director of the Calgary Stampede Foundation. She is Chancellor Emeritus at the University of Calgary having served as Chancellor from 1994 to 1998. Mrs. McCaig has received numerous awards including an Honorary Doctor of Laws Degree from the University of Calgary and the University of Alberta, the University of Saskatchewan Alumni Humanitarian Award, the Queen Elizabeth Award, the 125th Confederation of Canada Award and the Alberta Order of Excellence. She is also a Member of the Order of Canada.

MICHAEL W. O'BRIEN
(independent)
Canmore, Alberta
Current age: 64
Period of service as a director:
April 26, 2002 to present
Common Shares (1): 51,808
Deferred Share Units (2): 25,476
Directors' Options (3): 48,000

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien serves on the board of Shaw Communications Inc. and is an advisor to CRA International. In addition, he is past chair of the board of trustees for Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change.

EIRA M. THOMAS
(independent)
West Vancouver, British Columbia
Current age: 40
Period of service as a director: April 27, 2006 to present
Common Shares (1): 4,000
Deferred Share Units (2): 16,365
Directors' Options (3): 24,000

Eira Thomas assumed the role of executive chairman of Stornoway Diamond Corporation, a mineral exploration company, on January 1, 2009 after serving as chief executive officer since July 2003. Previously, Ms. Thomas was president of Navigator Exploration Corporation and chief executive officer of Stornoway Ventures Ltd. She is also a director of Strongbow Exploration Inc. and Fortress Minerals Corp. In addition, Ms. Thomas is a director of the University of Toronto (U of T) Alumni Association, Lassonde Advisory Board of the U of T, Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines. She also is a member of the U of T President's Internal Advisory Council.
(1)
"Common Shares" refers to the number of common shares beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31, 2008. The information relating to holdings of common shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Fractional common shares have been excluded from the numbers shown. The number of common shares held by Mr. George includes 164,972 common shares over which he exercises control or direction but which are beneficially owned by members of his family.

(2)
Deferred share units (DSUs) are not voting securities but are included in this table for informational purposes. See "Compensation of Directors" for a description of DSUs. The number of DSUs for each director is as at December 31, 2008, and fractional DSUs have been excluded from the numbers shown. DSUs held by Mr. George were awarded under executive incentive plans and not under the directors' DSU plan.

(3)
Directors' options are not voting securities but have been included in this table for information purposes. Directors' options comprise only options granted as at December 31, 2008 to non-employee directors, as described under the heading, "Compensation of Directors". Directors' options do not include options granted to Mr. George under Suncor's Executive Stock Plan, SunShare Performance Stock Option Plan and SunShare 2012 Performance Share Option Plan, respectively (together, the "Executive Plans"). Options and performance share units held by Mr. George under the Executive Plans are reported in the tables on pages 21-22 and page 35.

(4)
Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

8 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Board of Directors Meetings Held and Attendance of Directors

The information presented below reflects Board of Directors and committee meetings held and attendance of directors for the year ended December 31, 2008.

Number of Meetings

Board of Directors	7
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	7
Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended

Mel E. Benson	7 of 7	10 of 10
Brian A. Canfield	7 of 7	12 of 12
Brian P. Davies	7 of 7	10 of 10
Brian A. Felesky	7 of 7	10 of 11
John T. Ferguson	7 of 7	10 of 10
W. Douglas Ford	6 of 7	11 of 12
Richard L. George (1)	7 of 7	—
John R. Huff	7 of 7	11 of 11
M. Ann McCaig	7 of 7	10 of 10
Michael W. O'Brien	7 of 7	12 of 12
Eira M. Thomas	7 of 7	11 of 11

(1)
As a member of management, Mr. George does not serve on any of the standing committees of the Board.

The following summarizes the current membership of each committee:

Committee	Committee Members Since April 25, 2008

Audit Committee	Brian A. Canfield (Chairman)	Brian A. Felesky
(all members independent)	W. Douglas Ford	Michael W. O'Brien
Eira M. Thomas
Governance Committee	Michael W. O'Brien (Chairman)	W. Douglas Ford
(all members independent)	Brian A. Canfield	John R. Huff
John T. Ferguson
Environment, Health and Safety Committee	Mel E. Benson (Chairman)	Bryan P. Davies
(all members independent)	Brian A. Felesky	M. Ann McCaig
Eira M. Thomas
Human Resources and Compensation Committee	Bryan P. Davies (Chairman)	Mel E. Benson
(all members independent)	John T. Ferguson	John R. Huff
M. Ann McCaig

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 9

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, no proposed director: (i) is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer (including Suncor) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other Mr. Ford, a proposed director of Suncor, who is currently a director of USG Corporation, which was in bankruptcy protection until June, 2006, and who was also a director of United Airlines (until February 2006) which was in Chapter 11 bankruptcy protection until February, 2006; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management and the Board of Directors propose that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2007 and 2008 are detailed below.

($)	2007 (1)	2008

Audit Fees	1 158 000	1 600 000
Audit-Related Fees	431 000	442 000
Tax Fees	2 000	7 000
All Other Fees	—	13 000

Total	1 591 000	2 062 000

(1)
Certain prior period comparative figures have been reclassified to conform to current period presentation.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation.

Tax Fees

Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

Fees disclosed under "All Other Fees" were paid for subscriptions to auditor-provided and supported tools.

None of the services described under the captions "Audit-related Fees", "Tax Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

10 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

DIRECTOR COMPENSATION

2008 Director Compensation Summary for Directors

The following table sets forth information concerning the compensation paid to our directors, other than Richard L. George, Suncor's President and Chief Executive Officer (non-employee directors) for the year ended December 31, 2008.

($)

Name	Total Fees Paid	Annual DSU Grant Value (1)	Annual Stock Option Value (2)	Non-equity incentive plan compensation	Pension Value	All other compensation	Total Compensation

Mel E. Benson	72 500	111 720	75 970	—	—	—	260 190
Brian A. Canfield	89 500	111 720	75 970	—	—	—	277 190
Bryan P. Davies	78 500	111 720	75 970	—	—	—	266 190
Brian A. Felesky	71 500	111 720	75 970	—	—	—	259 190
John T. Ferguson	257 500	167 580	113 954	—	—	—	539 034
W. Douglas Ford	77 500	111 720	75 970	—	—	—	265 190
John R. Huff	78 000	111 720	75 970	—	—	—	265 690
M. Ann McCaig	69 500	111 720	75 970	—	—	—	257 190
Michael W. O'Brien	76 500	111 720	75 970	—	—	—	264 190
Eira M. Thomas	79 000	111 720	75 970	—	—	—	266 690

(1)
This represents the amount of compensation that was paid in the form of an annual grant of DSUs on July 29, 2008. The DSUs cannot be redeemed until the Director ceases to hold office.

(2)
This represents the expected value of stock option compensation. Options were granted to non-employee directors on July 29, 2008. The values disclosed have been calculated using a binomial pricing model based on a grant price of $55.86 in 2008. Awards vest one-third per year over a three-year period, starting on the first anniversary of the grant date and expire after 10 years.

The following table sets forth a detailed breakdown of compensation paid to our non-employee directors for the year ended December 31, 2008.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid (1)(2)(3)	Fees taken in DSUs	Fees Taken in Cash

Mel E. Benson	36 000	4 000	7 000	10 500	15 000	—	72 500	36 250	36 250
Brian A. Canfield	36 000	4 000	15 000	10 500	18 000	6 000	89 500	89 500	—
Bryan P. Davies	36 000	4 000	7 000	10 500	15 000	6 000	78 500	78 500	—
Brian A. Felesky	36 000	10 000	—	10 500	15 000	—	71 500	71 500	—
John T. Ferguson	250 000	—	—	—	—	7 500	257 500	128 750	128 750
W. Douglas Ford	36 000	10 000	—	9 000	16 500	6 000	77 500	77 500	—
John R. Huff	36 000	6 667	2 333	10 500	16 500	6 000	78 000	78 000	—
M. Ann McCaig	36 000	8 000	—	10 500	15 000	—	69 500	34 750	34 750
Michael W. O'Brien	36 000	7 333	4 667	10 500	18 000	—	76 500	76 500	—
Eira M. Thomas	36 000	10 000	—	10 500	16 500	6 000	79 000	79 000	—

(1)
Amounts reflect aggregate value of fees paid in DSUs or combination of DSUs and cash.

(2)
Eligible Board members also receive an annual grant of DSUs under the Suncor Directors' Deferred Share Unit Plan and stock options under the Executive Stock Plan. See Director Equity Compensation (below) for more information.

(3)
Director fees for services include: $4,000 for committee members, $6,000 for audit committee members; $7,000 for committee chairs, $15,000 for audit committee chair; $1,500 for each Board or committee meeting attended and $1,500 for long distance travel to attend meetings. Director compensation is reviewed annually by the Board. As a result of the review of directors' compensation undertaken in July 2008, the Board is satisfied that the current arrangements remain competitive.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 11

Director Equity Compensation

Deferred Share Units Directors who are not Suncor employees ("non-employee directors") participate in a Directors' Deferred Share Unit Plan (the "DSU Plan"). Under the DSU Plan, each non-employee director receives an annual grant of deferred share units ("DSUs") as part of their total compensation. In 2008 the annual grant for each non-employee director, other than the chairman of the Board, was 2,000 DSUs. The chairman received 3,000 DSUs. The compensation plan also provides for an additional initial grant of 2,000 DSUs to each new director upon their election to the Board.

Until Director Share Ownership Guidelines (see page 14 for details) are met, non-employee directors receive one-half, or if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of common shares that could have been purchased on the payment date with the amount of compensation allocated to the DSU Plan. On each dividend payment date for common shares, an additional number of DSUs are credited to the non-employee directors' DSU accounts, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment.

DSUs will be paid in cash when the director ceases to hold office as a director or on a date elected by that director prior to December of the year following cessation of directorship. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of DSUs starts on the first day of the first calendar year following the year in which the DSU plan participant ceased to be a director and ends on November 30 of that same year. The cash payment is calculated by multiplying the number of DSUs by the then-current market value of a common share. In 2008, non-employee directors received an aggregate total of 40,902 DSUs. The number of DSUs held individually by the non-employee directors is set out in the Aggregate Equity Holdings of Non-Employee Directors table on page 14.

Stock Options Suncor's Executive Stock Plan ("ESP"), described in more detail under the heading, "Summary of Equity Compensation Plans" on page 26, provides for the automatic grant of options to purchase common shares and awards of Limited Appreciation Rights ("LARs") to non-employee directors. Under the ESP, each non-employee director receives an annual grant of options to purchase common shares. In 2008, each non-employee director was granted 4,000 options, while the chairman received a grant of 6,000 options. The compensation plan also provides for an initial grant to each new director of 4,000 options to purchase common shares upon their election to the Board. In 2008, directors received a total of 42,000 options. The number of options held individually by the directors is set out in the Aggregate Equity Holdings of Non-Employee Directors table on page 14.

Options are granted at an exercise price equal to the market price of the common shares at the time of the grant, expire 10 years from the date of grant and vest over a three-year period. All options granted to non-employee directors have an equivalent number of LARs attached to them. The terms of the LARs are described under the heading "Termination Contracts and Change of Control Arrangements" on page 24.

The ESP includes provisions that allow for the exercise of a non-employee director's options for a limited period of time after the date the option holder ceases to be a director of Suncor. However, all LARs held by a non-employee director immediately terminate upon leaving the Board.

The ESP also provides an alternative, on activation by the Board, for the payment of a fixed percentage of directors' annual retainers in common shares. As of the date hereof, these provisions have not been activated.

12 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

2008 Director Aggregate Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth the aggregate option-based awards and share-based awards outstanding for each of our non-employee directors as at December 31, 2008.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options (#)	Aggregate value of unexercised in-the-money options (1) ($)	Aggregate number of shares or units of shares (DSUs) that have not vested (#)	Aggregate market or payout value of share-based awards (DSUs) that have not vested (2) ($)

Mel E. Benson	16 000	—	28 334	672 082
Brian A. Canfield	96 000	861 200	54 279	1 287 498
Bryan P. Davies	102 000	955 580	46 031	1 091 855
Brian A. Felesky	80 000	555 120	31 685	751 568
John T. Ferguson	116 000	1 132 880	41 898	993 821
W. Douglas Ford	40 000	121 120	31 883	756 265
John R. Huff	112 000	1 132 880	54 924	1 302 797
M. Ann McCaig	112 000	1 132 880	49 123	1 165 198
Michael W. O'Brien	48 000	246 320	25 476	604 291
Eira M. Thomas	24 000	—	16 365	388 178

(1)
Calculated based on the difference between the closing of one Suncor common share on December 31, 2008 ($23.72) and the exercise price of the options.

(2)
Calculated based on the closing price of one Suncor common share on December 31, 2008 ($23.72).

For detailed listings of each option-based award and share-based award outstanding for each of our non-employee directors as at December 31, 2008, see Appendix A.

Director Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards which vested for each of our non-employee directors during the year ended December 31, 2008.

Name	Option-Based awards – Value vested during the year (as at vesting date) (1) ($)	Option-Based awards – Value vested as at December 31, 2008 (2) ($)	Share-Based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Mel E. Benson	135 387	2,133	—	—
Brian A. Canfield	135 387	2,133	—	—
Bryan P. Davies	135 387	2,133	—	—
Brian A. Felesky	135 387	2,133	—	—
John T. Ferguson	142 773	2,133	—	—
W. Douglas Ford	135 387	2,133	—	—
John R. Huff	135 387	2,133	—	—
M. Ann McCaig	135 387	2,133	—	—
Michael W. O'Brien	135 387	2,133	—	—
Eira M. Thomas	65 493	—	—	—

(1)
Calculated based on the difference between the exercise price of the options and the closing price of one Suncor common share on the day prior to the vesting date.

(2)
Calculated based on the difference between the exercise price of the options and the closing price of one Suncor common share on December 31, 2008 ($23.72).

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 13

Director Aggregate Equity Holdings

The following table sets forth the aggregate equity holdings of our non-employee directors for the year ending December 31, 2008.

	December 31, 2007			December 31, 2008
	Shares	DSUs	Options	Shares	DSUs	Options

Mel E. Benson	17 560	25 328	28 000	17 560	28 334	16 000
Brian A. Canfield	14 020	49 848	124 000	14 020	54 279	96 000
Bryan P. Davies	24 800	41 922	106 000	24 800	46 031	102 000
Brian A. Felesky	20 000	27 812	76 000	20 000	31 685	80 000
John T. Ferguson	34 426	35 590	126 000	45 684	41 898	116 000
W. Douglas Ford	—	27 896	36 000	—	31 883	40 000
John R. Huff	42 630	50 798	108 000	42 835	54 924	112 000
M. Ann McCaig	34 422	46 052	124 000	50 422	49 123	112 000
Michael W. O'Brien	50 188	21 490	44 000	51 808	25 476	48 000
Eira M. Thomas	4 000	12 360	20 000	4 000	16 365	24 000

Net Change During 2008

	Shares	DSUs	Options	Total Value at Risk Value ($) (1)(2)

Mel E. Benson	—	3 006	(12 000)	1 088 606
Brian A. Canfield	—	4 431	(28 000)	2 481 252
Bryan P. Davies	—	4 109	(4 000)	2 635 691
Brian A. Felesky	—	3 873	4 000	1 781 088
John T. Ferguson	11 258	6 308	(10 000)	3 210 325
W. Douglas Ford	—	3 987	4 000	877 385
John R. Huff	205	4 126	4 000	3 451 723
M. Ann McCaig	16 000	3 071	(12 000)	3 494 087
Michael W. O'Brien	1 620	3 986	4 000	2 079 497
Eira M. Thomas	—	4 005	4 000	483 058

(1)
Value of shares and DSUs is calculated based on the closing price of one Suncor Common Share ($23.72) on December 31, 2008.

(2)
Value of options is calculated based on the in the money value of exercisable and non-exercisable options as of December 31, 2008.

Director Share Ownership Guidelines

The Board of Directors has established share ownership guidelines for non-employee directors which must be attained within five years of their appointment to the Board. Current guidelines are based on a target of three times the market median compensation for directors of large Canadian energy companies. For 2008, the Board established that each director should own Suncor common shares and/or DSUs with a market value of $540,000. As of the date of this circular, all directors were in compliance with the share ownership guidelines.

COMPENSATION DISCUSSION AND ANALYSIS

Human Resources and Compensation Committee

During 2008, Mel Benson, Bryan Davies, John Ferguson, John Huff and Ann McCaig served as members of the Human Resources and Compensation Committee (the "HR&CC"). Mr. Davies served as chairman. All members of the HR&CC are independent directors. Responsibilities included in the HR&CC's mandate are to:

•
review Suncor's overall corporate goals and objectives and ensure they are supported by appropriate executive compensation philosophy and programs;

•
annually evaluate the performance of the chief executive officer ("CEO") against predetermined goals and criteria, and recommend to the Board the total compensation for the CEO;

•
annually review and provide input to the CEO's recommendations for compensation of the executives that report directly to the CEO;

•
review the succession planning process and results of the process as it relates to executive roles;

•
review, and approve as appropriate, any significant compensation and benefit programs for all employees; and

•
review and recommend to the Board the compensation provided to the Board of Directors and ensure its competitiveness.

14 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

The HR&CC retains an independent executive compensation consultant to help discharge its mandate. During 2008, the HR&CC engaged Towers Perrin to provide:

•
expertise and advice in the development of compensation policies and programs for executives and directors;

•
periodic updates to the HR&CC on best practices, trends and emerging regulatory or governance matters related to executive and director compensation; and

•
custom survey work benchmarking Suncor compensation in the marketplace.

The decisions made by the HR&CC are the responsibility of that committee and may reflect factors and considerations other than the information and recommendations made by Towers Perrin. During 2008, Towers Perrin met with the committee chair and attended relevant sections of HR&CC meetings, as necessary. Fees paid by Suncor in 2008 for Towers Perrin's services as executive compensation consultant to the HR&CC were $154,933.

The HR&CC has ensured that Towers Perrin, as their executive compensation consultant, has a clear reporting relationship to the committee and is able to provide advice to the committee independent of the firm's other relationship with management. The HR&CC has the final authority to hire and terminate the consultant. Towers Perrin also provides actuarial, pension and benefits advice and services to Suncor. Fees paid by Suncor for Towers Perrin's services in this regard were $277,546.

Executive Compensation

Suncor's executive total direct compensation program is comprised of the following components: base salary, annual incentive and mid- and long-term incentives. Together, these components support our long-term growth strategy and the following objectives:

•
to align executive compensation with shareholders' interests;

•
to attract and retain highly qualified management;

•
to focus performance by linking incentive compensation to the achievement of business objectives and financial results; and

•
to encourage retention of key executives for leadership succession.

Compensation programs at Suncor are designed to pay for performance. Employees, including senior executives, are rewarded for the achievement of annual operating and financial goals, progress in executing Suncor's long-term growth strategy and delivering strong total shareholder return performance versus our peers.

Suncor compares its executive compensation to the compensation provided by a comparator group of Canadian oil and gas companies and trusts for executives in comparable positions. These companies and trusts compete with Suncor for executive talent, operate in a similar business environment and are of similar size, scope and complexity. Suncor's compensation guidelines incorporate market data compiled through industry and general compensation surveys conducted by independent compensation consultants of pay practices and trends.

The companies and trusts included in Suncor's executive compensation primary market comparator group are:

Canadian Natural Resources Ltd.	Canadian Oil Sands Trust
Devon Canada Corporation	Enbridge Inc.
EnCana Corp.	Husky Energy Inc.
Imperial Oil Ltd.	Nexen Inc.
Petro-Canada	Syncrude Canada Ltd.
Talisman Energy Inc.	TransCanada Corp.

Suncor also considers data from secondary market reviews conducted by independent compensation consultants which compare our compensation levels to those of large Canadian general industry companies and selected energy companies based in the United States.

Suncor's total compensation mix places a significant portion of the executive's compensation at risk. The design takes into account individual, business unit and corporate performance. Compensation practices, including the mix of base salary, short-term incentives, mid- and long-term incentives, are regularly assessed to ensure they are competitive, take account of the external market trends, and support Suncor's long-term growth strategies.

For our executive officers, including the executives listed in the Summary Compensation Table (the "Named Executive Officers"), base salary is targeted at the median of the market, and annual total direct compensation (including the annual incentive program and annual long-term incentive grants) is targeted at the 65th percentile.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 15

Suncor has, with shareholder approval, provided an additional performance based long-term incentive program to drive achievement of extraordinary results. These programs focus on reinforcing and rewarding performance over a five to six year period and, combined with other elements of compensation, provide the opportunity to earn top quartile pay when superior results are achieved. Our current program, the SunShare 2012 plan (defined below), is designed to reward employees over the term of the plan if there is an increase of approximately 60% in Suncor's common share price and total shareholder return in the top quartile of a peer group of energy companies.

Executive Compensation Components

Base salary. Salary is compensation for discharging job responsibilities and reflects the level of skills and capabilities demonstrated by the executive. Annual salary adjustments take into account the market value of the role and the executive's demonstration of capability during the year.

Annual incentive plan. Our Management Incentive Plan ("MIP") provides executive officers and other senior management with the opportunity to earn annual incentive awards based on the achievement of pre-established annual corporate, business unit and individual performance objectives. Awards for the business unit executives are based on a combination of the performance of the executive's business unit, corporate performance and the executive's performance against their personal goals. Awards for corporate executives are based on Suncor's overall corporate performance and the executive's performance against their personal goals. Suncor's annual incentive plan is designed such that senior executives have a higher portion of their incentive linked to overall corporate results versus their individual business unit results.

Mid- and long-term incentives. Our executive officers and other senior management participate in the following mid- and long-term incentive programs:

  (i)
  Executive Stock Plan ("ESP") – provides for annual option grants;

  (ii)
  Performance Share Unit Plan ("PSU Plan") – provides for annual performance share unit ("PSU") grants;

  (iii)
  Restricted Share Unit Plan ("RSU Plan") – provides for annual restricted share unit ("RSU") grants;

  (iv)
  SunShare 2012 Performance Share Option Plan ("SunShare 2012 Plan") – provides for a one-time grant of options on September 28, 2007 and subsequent grants on promotion. Restricted Share Units were also granted under this plan on January 1, 2008 and may be granted on January 1, 2010.

See "Summary of Equity Compensation Plans" on pages 26-30 for a detailed description of these plans. For details of these grants to the Named Executive Officers, see "Aggregate Outstanding Share-Based and Option-Based Awards" on page 22 and Appendix B.

Other Compensation

Suncor provides pension, benefits and perquisites as part of a competitive compensation package. Suncor also provides a Supplemental Executive Retirement Plan ("SERP") to our Named Executive Officers which supports retention. The SERP is described under Retirement Arrangements on page 22.

Executive Share Ownership Guidelines

Suncor's executive share ownership guidelines require common share holdings with an aggregate value of four times base salary for the chief executive officer, three times base salary for the chief operating officer, two times base salary for executive and senior vice presidents, and one times base salary for other vice presidents. The guidelines are designed to ensure the executives build equity in Suncor and are to be achieved within five years after appointment to an executive position. Common shares and DSUs count toward fulfillment of the guidelines. As of the date of this circular, all but two of the Named Executive Officers are in compliance with the guidelines. It is the Board's expectation that all Named Executive Officers will be in compliance with the guidelines in 2009.

2009 Compensation

Compensation arrangements for executives are reviewed annually by the Board. Current economic and market conditions have prompted changes to Suncor's 2009 compensation programs.

We have frozen discretionary salary increases for all employees. Plans are in place to review this measure when market conditions improve.

Suncor has reduced overall equity compensation levels for executives and senior managers from 2008 levels. In 2009, option grants have been held at 2008 target levels. PSU grants continue to reflect one-half of the overall economic value of the long-term incentive package and RSUs have been introduced. For the Named Executive Officers, the total economic value is significantly less than in 2008.

16 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Effective January 27, 2009, the Board of Directors approved the grant of options, PSUs, RSUs and LARs to the Named Executive Officers and certain other eligible employees under the terms of the ESP, the PSU Plan and the RSU Plan. The exercise price of the options is $24.50 per share, based on the market price of Suncor common shares on the date prior to the grant date. Each option granted to the executive officers, including the Named Executive Officers, was awarded with an equivalent LAR. The table below outlines the awards made to the Named Executive Officers effective January 27, 2009.

	# of Options / LARs Granted	# of Performance Share Units Granted	# of Restricted Share Units Granted

R.L. GEORGE President & Chief Executive Officer	136 000	97 780	28 970
J.K. ALLEY Senior Vice President & Chief Financial Officer	18 000	12 940	3 830
J.K. BAILEY Executive Vice President, Oil Sands	33 000	23 730	7 030
K.D. NABHOLZ Executive Vice President, Major Projects	40 000	28 760	8 520
J.W.J. THORNTON Executive Vice President, Refining and Marketing	33 000	23 730	7 030
S.W. WILLIAMS Chief Operating Officer	65 000	46 740	13 850

Compensation of the President and Chief Executive Officer

The annual performance evaluation of the president and chief executive officer is led by the chairman of the Board. His performance assessment includes formal written evaluations by each independent Board member of performance against key strategic and organizational objectives, as well as the president and chief executive officer's self-assessment against a set of agreed-upon personal goals.

The performance evaluation by the Board of Directors focuses on the following key areas:

•
Financial and operating results achieved during 2008;

•
Strategic planning to support future shareholder value;

•
Leadership on industry, policy, social and environmental issues (within Suncor and the North American business community);

•
Management of talent and future leadership development;

•
Effective relationship with the Board of Directors.

Following the Board's evaluation of the president and chief executive officer, the HR&CC develops the compensation recommendation for review and approval by the full Board of Directors.

2008 Chief Executive Officer Performance

The Board evaluated Mr. George's performance for 2008 as "strong". The following is a summary of Mr. George's achievements in each of the key performance areas listed above for 2008.

Financial and operating results achieved during 2008. In 2008, Suncor generated net earnings of $2.137 billion and cash flow from operations of $4.463 billion. An overall return on capital employed of 21.1% was achieved (excluding major projects in progress) (1). Although these measures rank among Suncor's top three historical annual results, Suncor operational performance fell short of expectations.

(1)
The financial measures – cash flow from operations, return on capital employed (ROCE) and cash operating costs referred to in this circular, are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures, on page 47 of our 2008 annual report.

Through a very volatile period, Mr. George provided strong leadership, steering the company through operational challenges and unstable markets. The company benefited from high commodity prices through the first three quarters, offsetting financial impacts of unplanned maintenance activities at oil sands that affected the company's ability to meet production targets. A 53% drop in average benchmark crude oil prices from US$126.00 in the second quarter of 2008 to US$58.75 in the fourth quarter of 2008 substantially impacted results for the fourth quarter and full year.

At year-end, net debt was $7.2 billion, remaining within a conservative two-times cash flow ratio. During the first part of the year when commodity prices were higher, Suncor entered into crude oil hedges for a portion of 2009 planned production, providing a degree of protection from volatile markets through this period.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 17

Oil sands production was initially targeted at 275,000 to 300,000 bpd, with a corresponding cash operating cost of $25 to $27 per barrel. As noted, unscheduled maintenance contributed to lower than targeted annual production of 228,000 bpd, and corresponding cash operating costs of $38.50 per barrel.

Natural gas production of 220 mmcf equivalent per day marginally exceeded initial targets of 205 to 215 mmcf equivalent per day in 2008.

The Board's assessment of operating results also included a review of progress during the year on growth and sustaining projects. Despite the challenges created by significant shortages and inflationary impacts on labour, supplies and materials, Suncor's workforce and supply chain strategies helped the company complete a $2.3 billion capacity expansion to its upgrading operations on schedule and on budget. In addition, the successful completion of scheduled preventative maintenance work is expected to contribute to higher and more reliable production in 2009.

To address reliability issues and position the company for improved performance, Mr. George worked with the Chief Operating Officer in developing and advancing strategies focused on operational excellence, with specific goals to improve reliability, workforce processes, personal and process safety and environmental performance.

While Suncor is among the energy industry's top safety performers, Mr. George and company management oversaw strategies to make continued advances in process safety management, reorganizing the corporate EHS organization and retaining third party experts to assess current practice and process improvements.

On environmental performance, Mr. George led the company through several improvements in 2008, including those related to emissions reductions at oil sands facilities which led to the removal of a production cap at the Firebag in-situ operations in mid-2008.

Strategic planning to support future shareholder value. The Board's review of Mr. George's 2008 performance recognized the progress made on significant strategic and operational initiatives, which are expected to support long-term shareholder value. Growth capital of approximately $7.6 billion was invested company-wide during 2008 to advance a number of projects aimed at increasing crude oil production and sales. These milestones supported the corporation's 2008 Voyageur growth strategy of increasing production design capacity to 550,000 bpd.

Suncor made considerable progress on both Firebag Stage 3 and the Voyageur upgrader in 2008. At year end, construction of these projects was approximately 50% and 15% complete, respectively. However, in light of economic uncertainties, in early 2009 the company deferred capital spending on these and other growth projects and began to safely wind down work, with facilities prepared to restart construction when economic conditions are appropriate. While critical to maintaining a sound financial foundation and shareholder confidence, reductions to capital spending will impact growth plans in the near term.

As part of growth planning, Suncor continued to develop technologies to reduce the environmental impact of energy development. This includes piloting lower emission mining and extraction technologies, accelerated reclamation techniques, and investigating cellulosic ethanol production and carbon capture and sequestration.

Leadership on policy, social and environmental issues. Early in 2008, Suncor reached an agreement with the Province of Alberta on royalty rates to be paid by the company for its mined bitumen through to 2016. This agreement provides a greater degree of certainty regarding future payments over a variety of commodity price scenarios. The timely and thorough response to negotiations, led by Mr. George, provided strong support to Suncor's reputation as a company whose role in resource development supports the public interest.

In leadership roles outside the corporation in 2008, Mr. George chaired a committee of the Canadian Council of Chief Executives that recommended steps that business and governments can take to address the issue of climate change. He also served on a Canadian Association of Petroleum Producers CEO task group providing leadership and direction on improving the industry's engagement with policy makers, non-governmental advocates and the Canadian public on social and environmental issues related to oil sands development. He was co-chair of the Calgary Committee to End Homelessness, is an active participant of the North American Competitiveness Council, and served as chair of the 2008 Governor General's Leadership Conference.

Talent Management. Suncor conducts a thorough review of its leadership on an annual basis to ensure a deep succession pool with bench strength for key roles. Suncor's focus on leadership development has resulted in a number of executive rotational assignments. Suncor University continues to develop our executive and manager level leadership with a goal of continuously improving management performance.

Effective relationship with the Board of Directors. As stewards of shareholder interests, the independent members of the Board of Directors must have a close working relationship with executive leadership. Mr. George has kept the Board fully and transparently informed on issues of financial, operational and strategic importance and has ensured that senior executives and technical experts are also available to the Board.

18 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

2008 Compensation

Suncor's compensation structure for Mr. George places a significant amount of his pay at risk. Based on actual payments in 2008, base salary comprised 16% of Mr. George's total direct compensation. His annual performance-based incentive payment contributed an additional 12%, and his mid- and long-term incentives, the majority of which are performance-based, contributed the remaining 72% (all percentages are approximate).

The president and chief executive officer's annual incentive target is 90% of his base salary. Actual payout is determined by Suncor's financial and operational performance, and for 2008 is weighted 15% on Suncor's cash flow from operations and 85% on the weighted average of the business unit scores against performance targets approved by the Board of Directors (safety, production, cost, profitability and operational performance).

Based on the Board's evaluation of the president and chief executive officer's performance for the year, an overall personal performance factor is established. The incentive payment amount determined for the president and chief executive officer is based on Suncor's overall performance multiplied by the personal performance factor. The president and chief executive officer's annual incentive can range from a minimum of 0% to a maximum of 270% of base salary. For specific details on Mr. George's compensation for 2008, see the "Summary Compensation Table" on page 21.

Long-term shareholder value and executive compensation

At Suncor's annual and special meeting held in April 2008, Suncor shareholders approved a split of the Company's common shares on a two-for-one basis, and the shares began trading at the split adjusted price in May on both the Toronto and New York stock exchanges. Suncor's common shares closed at $23.72 on the Toronto Stock Exchange ("TSX") on December 31, 2008, a decrease of approximately 56% on a split-adjusted basis over the year before, reflecting to a degree the general decline in global equity markets and more specifically, the decline in benchmark commodity prices of Suncor's key products.

While Suncor's share price value decreased in 2008, the Board recognizes that in an industry subject to commodity price cycles, the company's focus is on long-term shareholder value growth. From 2003 to 2008, Suncor's share price increased by nearly 46%. The following performance graph shows Suncor's total cumulative shareholder return for the past five years.

Performance graph (1)(2)
($)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2003 in each of Suncor Energy Inc. common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Composite Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

Compensation levels for Named Executive Officers over the period 2003 to 2008 are generally consistent with the trend of total return on investment charted for the company in the performance graph, reflecting the high proportion of "at risk" compensation for Suncor's Named Executive Officers. Total direct compensation for the Named Executive Officers consisting of base salary, annual incentive payment and the value of the annual equity award is used for the comparison over the period.

The decline in Named Executive Officer compensation in 2008 is not as significant as the decline in return in 2008 as long-term incentive equity grants are made early in the year and were made before the significant market downturn. For 2009, the compensation value is down similar to the trend in total shareholder return. The actual value of the Named Executive Officers' equity dropped significantly, and at a greater rate than that of shareholders, due to the decline in value from shares held, DSUs held and the "in the money" value of vested and unvested options.

Specifically, in regards to the president and chief executive officer, the HR&CC annually reviews a broader analysis of the total compensation earned and accruing to the president and chief executive officer since his appointment and relates it to total shareholder return during the same period. In 2009, the HR&CC related the total accrued compensation earned by the president and chief executive officer up to December 31, 2008 to both the absolute increase in market capitalization, and the relative increase in market capitalization versus a relevant index, over the same period and found it to be reasonable.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 19

Aggregate Equity Holdings of Named Executive Officers

The following table sets forth the aggregate equity holdings of our Named Executive Officers for the year ended December 31, 2008.

	December 31, 2007					December 31, 2008
Name	Shares	DSUs	PSUs	Options	RSUs	Shares	DSUs	PSUs	Options	RSUs

R.L. GEORGE	412 426	412 094	251 280	2 882 000	—	412 508	414 066	240 000	2 764 000	6 500
J.K. ALLEY	18 736	82 419	48 840	462 926	—	19 369	82 813	41 000	455 666	2 300
J.K. BAILEY	8 650	—	26 440	277 534	—	9 969	—	35 500	290 200	3 600
K.D. NABHOLZ	11 428	65 935	81 712	439 554	—	11 485	66 250	64 000	415 554	3 000
J.W.J. THORNTON	—	41 210	44 740	351 444	—	—	41 406	44 500	365 856	2 962
S.W. WILLIAMS	12 668	—	88 760	752 000	—	24 705	—	94 000	749 000	3 800

	Net change during 2008					Total Value at Risk
Name	Shares	DSUs	PSUs	Options	RSUs (4)	Value ($) (1)(2)(3)	Multiple of Salary

R.L. GEORGE	82	1 972	(11 280)	(118 000)	6 500	46 659 795	37
J.K. ALLEY	633	394	(7 840)	(7 260)	2 300	5 931 586	14
J.K. BAILEY	1 319	—	9 060	12 666	3 600	1 789 923	5
K.D. NABHOLZ	57	315	(17 712)	(24 000)	3 000	4 339 790	9
J.W.J. THORNTON	—	196	(240)	14 412	2 962	3 265 289	8
S.W. WILLIAMS	12 037	—	5 240	(3 000)	3 800	6 269 739	9

(1)
Value of shares and DSUs is calculated based on the closing price of Suncor's common shares on December 31, 2008 ($23.72).

(2)
Value of PSUs which have not matured is projected at a 100% payout based on the closing price of Suncor's common shares on December 31, 2008 ($23.72). For the PSUs that matured December 31, 2008, units have been valued at $0.00, as performance did not generate a payout under the terms of the PSU Plan.

(3)
Value of options is calculated based on the in the money value of exercisable and non-exercisable options as of December 31, 2008.

(4)
Value of RSUs includes grants under the SunShare 2012 Plan.

20 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Summary Compensation Table

The following table sets forth information concerning compensation paid to our Named Executive Officers for the year ended December 31, 2008.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-Based awards ($) (5)(9)	Option-Based awards ($) (7)(9)	Annual (1)	Long-term	Pension value (8) ($)	All Other Compensation ($) (6)(8)	Total compensation ($)

R.L. GEORGE (2)	2008	1 277 308	3 091 904	2 520 461	900 000	—	(527 400)	243 141	7 505 414
President and	2007	1 211 154	2 685 282	4 141 317	1 700 000	—	609 100	222 852	10 569 705
Chief Executive Officer	2006	1 052 769	2 692 083	2 473 806	2 000 000	—	774 400	226 012	9 219 070

J.K. ALLEY	2008	433 915	545 488	387 763	150 000	—	(50 000)	91 941	1 559 107
Senior Vice President	2007	393 404	420 586	1 014 145	340 000	—	82 600	40 559	2 291 294
and Chief Financial Officer	2006	359 462	545 232	501 024	350 000	—	139 300	38 678	1 933 696

J.K. BAILEY (4)	2008	389 231	773 539	533 174	120 000	—	1 047 300	114 225	2 977 470
Executive Vice President,	2007	305 888	404 088	2 020 530	250 000	—	987 600	119 434	4 087 540
Oil Sands	2006	228 231	204 462	437 474	170 000	—	405 800	62 581	1 508 548

K.D. NABHOLZ	2008	480 231	864 396	646 272	255 000	—	97 700	97 468	2 441 067
Executive Vice President,	2007	424 346	711 762	1 490 931	400 000	—	20 800	83 039	3 130 878
Major Projects	2006	388 888	749 694	688 908	420 000	—	458 800	76 920	2 783 210

J.W.J. THORNTON	2008	400 673	922 229	798 196	200 000	—	720 400	86 370	3 127 868
Executive Vice President,	2007	320 289	420 586	1 014 145	330 000	—	327 800	71 256	2 484 076
Refining & Marketing	2006	294 462	511 155	469 710	300 000	—	335 100	65 899	1 976 326

S.W. WILLIAMS (3)	2008	683 711	1 434 828	1 130 976	300 000	—	599 600	107 629	4 256 744
Chief Operating Officer	2007	595 731	1 101 890	2 318 736	540 000	—	1 447 200	130 259	6 133 816
	2006	472 615	817 848	751 536	540 000	—	449 500	48 620	3 080 119

(1)
Bonus awards are paid in cash in the year following the year in which they are earned. Amounts earned under the Management Incentive Plan in 2008 (paid in 2009) are included.

(2)
Amounts reported as All Other Compensation include notional dividend reinvestment in respect of DSUs ("DSU Dividend Reinvestment") granted pursuant to the Special Performance Incentive Plan, perquisites, other taxable benefits and other annual compensation. Mr. George's other annual compensation for 2008 includes $82,535 for DSU Dividend Reinvestment, $20,850 for financial planning and $19,545 for a leased automobile. 2007 includes $78,110 for DSU Dividend Reinvestment, $21,253 for financial planning consultation, and $18,826 for a leased automobile. In 2006 Mr. George's other annual compensation included $61,430 for DSU dividend reinvestment, $18,496 for financial planning compensation, $27,555 for personal use of corporate aircraft and $19,409 for a leased automobile.

(3)
All Other Compensation includes payments for relocation at Suncor's request. Mr. Williams received a payment of $85,650 to relocate from Fort McMurray to Calgary in 2007.

(4)
All Other Compensation for 2008 includes Mr. Bailey's personal use of corporate aircraft in the amount of $37,478 as well as flexible perquisite allowance of $35,000. For 2007, this amount includes personal use of corporate aircraft in the amount of $39,623 and a flexible perquisite allowance of $33,750. In 2006 these amounts were $3,754 for personal use of corporate aircraft and a flexible perquisite allowance of $25,417.

(5)
Share-based awards include Performance Share Units, granted under the terms of the PSU plan and Restricted Share Units granted under the terms of the SunShare 2012 plan.

(6)
Includes Suncor contributions to the Suncor Savings and Benefits Plans on behalf of the Named Executive Officer. Suncor contributes up to 7.5% of employee basic earnings to these plans on a matching basis.

(7)
Includes options granted under the ESP, SunShare 2012 and SunShare plans.

(8)
Amounts shown for 2006 and 2007 have not been restated to reflect new disclosure rules adopted for 2008.

(9)
The grant date fair value is $16.16 for the options granted under the ESP in February 2008 and $9.87 for the SunShare 2012 performance options granted in March 2008 (Mr. Thornton received a supplementary grant of SunShare 2012 Options in recognition of his promotion to Executive Vice-President in accordance with the term s of the plan), while the accounting fair value is $15.67 for the options granted under the ESP and $12.45 for the SunShare performance options.

The grant date fair value for compensation purposes is calculated using Towers Perrin's binomial option pricing methodology which is fundamentally similar to the methodology used to determine the accounting fair value. In particular, the regular option value is similar under both approaches due to relatively consistent underlying assumptions (e.g., historical volatility, risk-free rate, expected option life). The difference in the value of a SunShare option reflects a discount under Towers Perrin's binomial methodology to reflect the performance features attached to these options.

The HRCC uses the binomial option pricing methodology valuations in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant's competitive market analyses.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 21

Aggregate Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding for each of our Named Executive Officers as at December 31, 2008.

	Option-Based Awards		Share-Based Awards
Name	Aggregate Number of securities underlying unexercised options (#)	Aggregate Value of unexercised in-the-money options (1) ($)	Aggregate Number of shares or units of shares that have not vested (#)(2)(3)	Aggregate Market or payout value of share-based awards that have not vested (2)(4) ($)

R.L. GEORGE	2 764 000	23 080 360	581 566	13 794 746
J.K. ALLEY	455 666	2 860 273	110 113	2 611 880
J.K. BAILEY	290 200	768 326	33 100	785 132
K.D. NABHOLZ	415 554	1 428 516	111 251	2 638 874
J.W.J. THORNTON	365 856	1 513 140	78 369	1 858 913
S.W. WILLIAMS	749 000	3 933 200	73 800	1 750 536

(1)
Calculated based on the difference between the market price of Suncor common shares as at December 31, 2008 ($23.72) and the exercise price of the options. This value assumes 100% vesting of all performance-based options such as options granted under the SunShare 2012 program.

(2)
Calculated based on the market price of Suncor common shares as at December 31, 2008 ($23.72). This assumes 100% payout of all Performance Share Units and also includes SunShare 2012 RSUs granted under the SunShare 2012 program valued at $23.72 per unit.

(3)
Includes units issued to Named Executive Officers in 2006 under Suncor's Performance Share Unit Plan that matured December 31, 2008, but did not generate a payment based on performance over the term of the plan.

(4)
Includes share units granted under the Performance Share Unit Plan, SunShare 2012 Plan and the Special Performance Incentive Plan which were held by the Named Executive Officer as at December 31, 2008.

For details of each option-based award and share-based award outstanding for each of our Named Executive Officers as at December 31, 2008, see Appendix B.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based awards and share-based awards that vested during the year ended December 31, 2008, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2008, for each Named Executive Officer.

Name	Option-Based awards – Value vested during the year (as at vesting date) ($) (1)(2)(3)	Option-Based awards – Value vested as at December 31, 2008 ($) (4)	Share-Based awards – Value vested during the year ($) (5)	Non-equity incentive plan compensation – Value earned during the year ($) (6)

R.L. GEORGE	17 027 206	3 467 520	—	900 000
J.K. ALLEY	5 215 147	1 110 461	—	150 000
J.K. BAILEY	2 054 293	327 907	—	120 000
K.D. NABHOLZ	4 019 796	699 154	—	255 000
J.W.J. THORNTON	4 199 162	831 600	—	200 000
S.W. WILLIAMS	5 771 450	1 116 240	—	300 000

(1)
Includes options which vested under both the Executive Stock Option Plan and the SunShare Performance Stock Option Plan.

(2)
The options granted under the ESP that vested on January 1, 2008 were granted in 2005, 2006, and 2007. One-third of each of these grants vested January 1, 2008. The calculated value is based on the closing price of one Suncor common share on December 31, 2007 ($53.96).

(3)
Options under the SunShare Plan vested April 30, 2008 at the conclusion of the program, after all performance targets had been achieved. The calculated value is based on the closing price of one Suncor common share on April 29, 2008 ($56.83).

(4)
The calculated value is based on the closing price of one Suncor common share on December 31, 2008 ($23.72).

(5)
Suncor's Performance Share Unit Plan. Issued units to Named Executive Officers in 2006 that matured December 31, 2008, but did not generate a payment based on performance over the term of the plan.

(6)
Refers to Annual Incentive payouts under the Management Incentive Program (MIP) paid in February, 2009 for recognition of performance in 2008.

Retirement Arrangements

The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including the Named Executive Officers. Retirement income is based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance.

In addition to the pension under the Suncor Energy Pension Plan, executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SERP"). Under the terms of the SERP, any new participant must be approved by the HR&CC, which consists entirely of independent members of the Board of Directors.

22 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

The SERP is a non-registered supplemental retirement arrangement with the following features:

•
The executive's pension is based on 5% of the executive's remuneration times the number of years of service plus the Suncor Energy Pension Plan defined benefit pension formula percentage relating to service prior to becoming an executive to a combined maximum of 50%.

•
Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service.

•
The pension increases by an additional 1.5% of executive remuneration for each year of SERP service earned generally after the executive completes 25 years of credited service.

•
SERP credited service commences at the date of entry into the plan with no recognition of service for previous non-Suncor related employment.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by an early retirement factor as determined under the registered pension plan.

•
The normal form of payment on retirement, and the basis on which benefits in the following table are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

Defined Benefit Plans

The following table summarizes Suncor's accrued pension obligations and annual pension benefits of the Named Executive Officers from the SERP and the defined benefit provision of the Suncor Energy Pension Plan, including employee-paid ancillaries, but excluding any defined contribution benefits as disclosed in the Defined Contribution Plans table (see below).

			Annual benefits payable (2)
Name	Number of years credited service (1)(#)		As at December 31, 2008 ($)	At age 65 ($)	Accrued obligation as at January 1, 2008 (3)(4) ($)	Compensatory change (5) ($)	Non- compensatory change (6) ($)	Accrued obligation as at December 31, 2008 ($)

R.L. GEORGE	28	(7)	1 160 971	1 373 021	15 661 933	(528 890)	(909 806)	14 223 237
J.K. ALLEY	24		298 882	372 564	3 915 086	(51 490)	(299 542)	3 564 054
J.K. BAILEY	6	(8)(9)	191 905	316 719	2 593 158	1 045 810	(774 957)	2 864 011
K.D. NABHOLZ	11	(8)(9)	323 142	423 145	4 382 892	96 210	(629 168)	3 849 934
J.W.J. THORNTON	8		215 801	255 252	2 355 857	718 910	(419 963)	2 654 804
S.W. WILLIAMS	7		315 601	472 297	3 766 896	598 110	(482 660)	3 882 346

(1)
Represents Executive Pensionable Service used to determine the pension benefit accrued at a rate of 5% per year of executive pensionable service, to a maximum of 50%.

(2)
Represents the estimated annual pension, excluding any employee paid ancillary benefits, that would be received by the Named Executive Officer upon retirement at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings at December 31, 2008.

(3)
The accrued obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining the corporation's pension liabilities as disclosed in its consolidated financial statements. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
The accrued obligation at January 1, 2008 has been restated from the previous year to adjust for the cumulative impact on the accrued obligation resulting from the change in disclosure requirements as follows: (a) benefits under the defined contribution provision of the Suncor Energy Pension Plan have been separately disclosed in the Defined Contribution Plans table below; (b) employee-paid ancillary benefits have been included in the accrued obligation.

(5)
Compensatory changes represents the increase in the pension liability for 2008 related to service cost, compensation changes, higher (lower) than assumptions and the impact of plan changes, if any.

(6)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(7)
Includes 11 years of service while employed with an affiliated company and is incorporated into the years of service in excess of 25 years in determining the additional 1.5% per year pension accrual.

(8)
The SERP pension accrual rate is increased by the Suncor Energy Pension Plan defined benefit pension formula percentage relating to service prior to becoming an executive and is included in the maximum of 50% as described in note (1) above. The increase for Messieurs Bailey and Nabholz was 15% and 14% respectively.

(9)
Service for purposes of determining the additional pension accrual at 1.5% for service in excess of 25 years includes service prior to becoming an executive. For Messieurs Bailey and Nabholz the additional number of years included for this purpose is 14 and 11 years respectively.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 23

Defined Contribution Plans

Under the Suncor Energy Pension Plan, Suncor makes contributions to the Defined Contribution Accounts for all employees, including Named Executive Officers of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels. The following table summarizes the defined contribution accounts of the Named Executive Officers.

Name	Accumulated value as at January 1, 2008 ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value as at December 31, 2008 ($)

R.L. GEORGE	47 800	1 490	(16 491)	32 799
J.K. ALLEY	52 081	1 490	(6 749)	46 822
J.K. BAILEY	125 844	1 490	(27 687)	99 647
K.D. NABHOLZ	119 255	1 490	(22 320)	98 425
J.W.J. THORNTON	11 613	1 490	425	13 528
S.W. WILLIAMS	9 010	1 490	348	10 848

Termination Contracts and Change of Control Arrangements

Termination Contracts. Suncor has entered into termination contracts with each of the Named Executive Officers to compensate such individuals, based on their remuneration, in the event of termination ("Termination Event") by Suncor, other than for just cause, and by the Named Executive Officer within 120 days following a constructive dismissal event, which includes a significant adverse change in their compensation, a significant diminution in their duties or responsibilities, certain relocations, or other material adverse changes to the terms of their employment.

In 2008 the HR&CC reviewed the termination contracts in light of market trends and reduced, on a go forward basis, the notice period for executive termination contracts. As a result, should a Termination Event occur, the termination contracts provide a 24 month notice period for Mr. Bailey and a 30 month notice period for the remaining Named Executive Officers. Cash payments are provided for annual remuneration during the notice period, for ESP options which, but for the Termination Event, would have become exercisable during the notice period, and for PSUs and RSUs that would payout during the notice period based on a performance factor calculated as at the date of termination, if applicable. Unless the Named Executive Officer is an eligible retiree, unvested options and share units granted under the SunShare 2012 Plan are, respectively, cancelled and forfeited. Named Executive Officers receive credited service under the SERP for the notice period.

No payments to the Named Executive Officers in respect of resignation, retirement or other termination of employment have been made, accrued or became payable during 2008. The table below contains the estimated incremental payments, payables and benefits assuming a termination date of December 31, 2008.

Change in Control. Stock options under the ESP, Key Contributor Plan and SunShare 2012 Plan (collectively, the "Suncor Plans"), that are granted but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. In addition, PSUs and RSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date. A change of control generally includes a transaction or series of transactions whereby any person or combination of persons beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of the Company or successor.

Certain management and key employees including the Named Executive Officers, have LARs attached to the options issued pursuant to the Suncor Plans. LARs provide the holders an opportunity to realize the value, if any, of their options under the Suncor Plans upon occurrence of a change of control transaction affecting Suncor. In that circumstance, option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.

LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor, upon surrender of a related option. The cash payment for all LARs holders, other than U.S. taxpayers, is equal to the amount, if any, by which:

(a)
the greater of,

(i)
the highest price per common share paid by a person acquiring common shares in the change of control transaction, and

(ii)
the highest daily trading price of the common shares on the TSX during the 60-day period preceding the date of the change of control transaction (daily trading price for this purpose means the average of the high and low board lot trading prices of the common shares on any particular day),

(b)
exceeds the exercise price of the option to which the LAR is related.

24 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

LARs are generally issued annually at Suncor's discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board of Directors has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

Executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Termination and Change of Control Benefits
($)

Name	Triggering Event	Cash Portion	Value of Equity & Share Based Awards (2)	Other Benefits (3)	Total

R.L. GEORGE (1)	Change in Control	5 842 500	4 396 460	—	10 238 960
	Resignation (1)	—	4 396 460	—	4 396 460
	Termination Event	5 842 500	4 396 460	1 846 675	12 085 635

J.K. ALLEY (1)	Change in Control	1 635 250	741 636	—	2 376 886
	Resignation (1)	—	741 636	—	741 636
	Termination Event	1 635 250	741 636	441 240	2 818 126

J.K. BAILEY	Change in Control	1 317 500	820 412	—	2 137 912
	Resignation	—	—	—	—
	Termination Event	1 317 500	820 412	846 400	2 984 312

K.D. NABHOLZ	Change in Control	1 821 250	1 196 760		3 018 010
	Resignation	—	—	—	—
	Termination Event	1 821 250	1 196 760	914 955	3 932 965

J.W.J. THORNTON	Change in Control	1 550 000	926 719		2 476 719
	Resignation	—	—	—	—
	Termination Event	1 550 000	926 719	1 144 345	2 621 064

S.W. WILLIAMS	Change in Control	2 576 875	1 891 656	—	4 468 531
	Resignation	—	—	—	—
	Termination Event	2 576 875	1 891 656	2 370 060	6 838 591

(1)
Mr. George and Mr. Alley are eligible to retire, and would be treated as a retiree if they leave the company for any reason.

(2)
On a change in control, all unvested options under the ESP and SunShare 2012 plans vest immediately. Restricted Share Unit and Performance Share Unit payout values are estimated based on 100% vesting. PSUs will be measured against normal vesting criteria on the termination date.

(3)
Other Benefits includes the value of additional pension provided to Named Executive Officers in certain circumstances.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2008, and their respective associates, were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 25

SUMMARY OF EQUITY COMPENSATION PLANS

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2008.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($)(b)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a))

Option plans approved by security holders	39 703 031	33.17	9 837 067
Option plans not approved by security holders	6 700 507	42.74	2 507 894
Total	46 403 538	34.55	12 344 961

The numbers shown under "Option plans approved by security holders" refer to the ESP, the SunShare Performance Stock Option Plan and the SunShare 2012 Plan. The numbers shown under "Option plans not approved by security holders" refer to the Key Contributor Stock Option Plan, which was approved by the Board of Directors in 2004.

(i)  Executive Stock Plan

The ESP was established in 1992 and is designed to reward eligible executives in relation to increases in common share price. The ESP and the common shares reserved thereunder have been approved by Suncor's shareholders. The ESP promotes an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering Suncor's growth and profitability. ESP awards vary according to the position and salary level of the participant. On September 21, 2004, Suncor's Board restricted participation in the ESP to Suncor insiders and effective November 14, 2008, rescinded such restriction.

The ESP provides for the grant of options to purchase common shares, as well as limited appreciation rights ("LARs") and share appreciation rights ("SARs"), either with options or standing alone. SARs entitle the holder, upon exercise, to receive common shares in value equal to the difference between market value on exercise and the exercise price (where market value has the meaning given under "Additional Terms of Equity Compensation Plan" on page 29). See "Termination Contracts and Change of Control Arrangements" on page 24 for further information regarding LARs.

A maximum of 55,200,000 common shares, 2,800,000 of which are specifically reserved for directors (see "Compensation of Directors"), have been authorized for issuance under the ESP since its inception in 1992. Options to purchase 9,722,689 common shares remain outstanding at February 23, 2009, representing 1.0% of Suncor's then outstanding shares. As of February 23, 2009, 2,169,400 common shares remain available for future option grants and other ESP awards, representing 0.2% of Suncor's then outstanding shares.

Awards under the ESP are administered by the HR&CC. The HR&CC considers the number of common shares available for grant and prior years' grants when approving grants and setting the option grant guidelines under the ESP. The options granted under the ESP vest one third per year over three years, starting January 1 of the year following the grant, and expire after 10 years from the date of the grant.

The ESP also provides for awards of common shares, performance units and performance or bonus shares, and other share based awards not inconsistent with the terms of the ESP. To date, the Board of Directors has only approved ESP awards of options to purchase common shares and LARs.

Pursuant to terms of the ESP, the Board may amend, modify or terminate the ESP if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the Terms of the ESP including: (a) an increase in the number of securities reserved under the ESP; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the ESP to be transferable or assignable other than for normal estate settlement purposes; and (e) in the case of any amendment that increases the maximum number of options available for annual grants to non-employee directors. No amendments have been made to the ESP since the last annual meeting of shareholders.

26 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

(ii)  Performance Share Unit Plan

PSUs pay out at a value between 0% and 150% of target contingent upon Suncor's performance relative to a peer group of companies. The peer group is chosen based on criteria approved by the Board of Directors. Specifically, the peer group includes large oil and gas production companies in Canada and the United States and all Canadian integrated oil and gas companies. The peer group is adjusted as appropriate and approved by the HR&CC for each annual grant.

Performance and the corresponding payout, if any, is measured by reference to Suncor's Total Shareholder Return ("TSR") relative to its peer group.

Vesting for grants of PSUs up to and including the 2007 grant occurs as follows:

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 50th percentile of the peer group TSRs.
100%	Suncor TSR greater than or equal to the 50th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

Vesting for grants of PSUs awarded after January 1, 2008, was changed to more explicitly recognize performance between the 25th and 75th percentiles of the peer group occurs as follows (as approved by the Board on July 24, 2008):

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50% to 150%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

At the end of the three-year performance period, relative TSR is measured, the payout value is determined and, if applicable, subsequently paid to participants in cash. The final value is based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market in order to satisfy any unmet share ownership guidelines.

(iii)  Key Contributor Stock Option Plan

The Key Contributor Plan was approved by the Board of Directors in September 2004 and was subsequently approved by the TSX and by the New York Stock Exchange ("NYSE") under its rules applicable to non-U.S. companies.

The Key Contributor Plan provides for the grant of options to purchase common shares, as well as LARs and SARs, either with options or standing alone. All employees, other than insiders, are eligible to participate under the plan. SARs entitle the holder, upon exercise, to receive common shares in value equal to the difference between the market value on exercise and the exercise price (where market value has the meaning given under "Additional Terms of Equity Compensation Plans" on page 29). The Key Contributor Plan also provides for awards of common shares, performance units and performance or bonus shares, and other share based awards not inconsistent with the terms of the Key Contributor Plan. See "Termination Contracts and Change of Control Arrangements" on page 24 for further information regarding LARs. To date, the Board has only approved grants of options for common shares and LARs under the Key Contributor Plan.

A maximum of 10,400,000 common shares have been authorized for issuance under the Key Contributor Plan since its inception. Options to purchase 7,214,139 common shares remain outstanding at February 23, 2009, representing 0.8% of Suncor's then outstanding shares. As of February 23, 2009, 1,985,864 common shares remain available for future option grants and other Key Contributor Plan awards, representing 0.2% of Suncor's then outstanding shares. Awards under the Key Contributor Plan are administered by the HR&CC. The HR&CC considers the amount of common shares available for grant and prior years' grants when approving grants and setting the option grant guidelines under the Key Contributor Plan.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 27

The options granted under the Key Contributor Plan vest one-third per year over a three-year period, starting one year following the grant and expire after 10 years from the date of the grant under the Key Contributor Plan, the resultant aggregate dilution for all Suncor equity compensation plans involving newly issued securities must be less than 10%.

Pursuant to terms of the Key Contributor Plan the Board may amend, modify or terminate the Key Contributor Plan if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the Key Contributor Plan including: (a) an increase in the number of securities reserved under the Key Contributor Plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the Key Contributor Plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis. No amendments have been made to the Key Contributor Plan since the last annual meeting of shareholders.

(iv)  SunShare 2012 Performance Share Option Plan

On January 25, 2007, Suncor's Board of Directors approved a new performance based long-term incentive plan, as a successor to the SunShare Plan, to support execution of Suncor's growth strategy through 2012. The plan was approved by shareholders on April 26, 2007.

The plan has two components: performance stock options ("SunShare 2012 Options") and restricted share units ("SunShare 2012 RSUs").

Performance Stock Options All employees of Suncor and its subsidiaries, as designated by the HR&CC, are eligible to receive SunShare 2012 Options that will vest only if set performance criteria are achieved. The performance criteria include aggressive share price and total shareholder return targets that align employee performance with shareholders' interests. Specifically, the performance criteria for 100% vesting of the SunShare 2012 Options include two common share price targets resulting in total share price growth of approximately 60% or more from September 28, 2007 to January 1, 2013 and relative total shareholder return (TSR) performance in the top quartile among a peer group of companies. TSR is a measure of return on investment that includes both capital gains and dividends over the measurement period. On May 12, 2008 we achieved the first share price target of the SunShare 2012 Plan.

A maximum of 22,000,000 common shares have been authorized for issuance under the SunShare 2012 Plan. Options to purchase 16,039,096 common shares remain outstanding at February 23, 2009, representing 1.7% of Suncor's then outstanding shares. As of February 23, 2009, 5,960,904 common shares remain available for future option grants under the plan, representing 0.6% of Suncor's then outstanding shares. Under the SunShare 2012 Plan all eligible full-time and part-time employees, including the Named Executive Officers, have been granted SunShare 2012 Options in accordance with award guidelines approved by the HR&CC. The SunShare 2012 Plan also provides for the granting of LARs to those option holders who also hold LARs under the ESP.

Restricted Share Units SunShare 2012 RSUs were granted to eligible employees on January 1, 2008 and are expected to be granted January 1, 2010. SunShare 2012 RSUs are time vested and have a three-year term. They are scheduled to vest January 1, 2011 and January 1, 2013 respectively. Upon vesting, cash payouts will be made to eligible employees. All regular full-time and part-time employees are eligible to participate, other than employees represented by the Communication Energy and Paperworkers (CEP) union, who are eligible to participate in an alternative plan, and certain other ineligible employees as specified in the plan.

The SunShare 2012 RSUs are intended to help attract and retain the talent required to execute our business strategies through Suncor's next growth phase between 2008 and 2012. Together with the SunShare 2012 Options, the SunShare 2012 RSUs are intended to reinforce and reward the performance necessary to achieve Suncor's goals.

Pursuant to terms of the SunShare 2012 Plan the Board may amend, modify or terminate the SunShare 2012 Plan if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the SunShare 2012 Plan including: (a) an increase in the number of securities reserved under the SunShare 2012 Plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the SunShare 2012 Plan to be transferable or assignable other than for normal estate settlement purposes; and (e) any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis. No amendments have been made to the SunShare 2012 Plan since the last annual meeting of shareholders.

28 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

(v)  Restricted Share Unit Plan

The RSU Plan was established in January 2009 by the HR&CC and is designed, in light of existing market conditions, to provide RSUs to key employees, senior managers and executives of the company as part of their annual equity-based compensation in order to increase the retention aspects of the overall equity programs, as well as to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average share price for the last 20 trading days of the three (calendar) year restricted period.

Awards under the RSU Plan are administered by the HR&CC. The first grant was on January 27, 2009 (for further details, see "2009 Compensation" on page 16). RSUs will not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines.

(vi)  SunShare Performance Stock Option Plan (Closed Plan)

The SunShare Plan was approved by Suncor's Board and shareholders and implemented in 2002. It was designed as the cornerstone of Suncor's long-term incentive strategy and aimed to promote a long-term perspective in decision making and strategy implementation. The SunShare Plan helped foster corporate integration and teamwork across Suncor and attract and retain key capabilities required to deliver Suncor's 2002 to 2008 business strategies.

Since its inception in 2002, a maximum of 30,000,000 common shares were authorized for issuance. No grants have been made under the SunShare Plan since December 1, 2007. Options to purchase 13,836,522 common shares remain outstanding at February 23, 2009, representing 1.5% of Suncor's then outstanding shares. The exercise price of each SunShare Option is equal to the fair market value of a common share at the time of grant. No SunShare Option is exercisable later than April 29, 2012, which is 10 years after the effective date of the SunShare Plan.

The performance criteria for maximum vesting included achievement of Suncor-wide targets for return on capital employed ("ROCE") with maximum vesting at 15% average annual ROCE over the 2003 to 2008 period, and a doubling of share price from the $13.82 grant price by April 2008 (achieved June 2005). The interim targets, namely the achievement of a 40% rise in share price concurrent with TSR superior to the TSR of the S&P 500, and the achievement of 15% ROCE for 2003 to 2004, were achieved on October 5, 2004 and December 31, 2004 respectively. In accordance with the SunShare Plan vesting rules, a total of 40% of eligible options vested in recognition of these achievements. The remaining 60% vested on April 30, 2008 for eligible employees, including Named Executive Officers.

Pursuant to terms of the SunShare Plan the Board may amend, modify or terminate the SunShare Plan if and when it is advisable at the discretion of the Board without disinterested shareholder approval except for those amendments specifically requiring disinterested shareholder approval as mandated by the SunShare Plan including: (a) an increase in the number of securities reserved under the SunShare Plan; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder; (c) an amendment that extends the term of an award beyond its original expiry that benefits any option holder; (d) allowing awards granted under the SunShare Plan to be transferable or assignable other than for normal estate settlement purposes; (e) any amendment to the definition of participant or eligible participant that may permit the introduction of non-employee directors on a discretionary basis. No amendments have been made to the SunShare Plan since the last annual meeting of shareholders.

Aggregate Potential Dilution

The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 6.1% at February 23, 2009. Suncor has no other equity compensation plans involving newly issued securities.

Additional Terms of Equity Compensation Plans

In addition, the ESP, SunShare Plan, Key Contributor Plan, and SunShare 2012 Plan (the "Plans") contain the following terms:

•
No one person or company is entitled to receive more than 5% of the common shares reserved for issuance on exercise of the options available for grant under the Plans (together, such common shares represent approximately 0.5% of Suncor's issued and outstanding shares as at the date of this circular).

•
All or any portion of an option or LAR granted under any of these plans, or any entitlement to receive an option or LAR, is non transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Rather, immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. However, an option and the right to exercise it may transfer to a participant's heirs and legal personal representative in death.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 29

•
The exercise price of each option granted under the Plans cannot be less than the fair market value of a common share at the time of grant. Fair market value will be the simple average of the high and low prices at which shares were traded in one or more board lots on the TSX on the day prior to the grant date ("Market Value").

•
Options granted under the Plans, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor.

•
The Plans provide for adjustments to be made for the effect of certain events, including, but not limited to subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
Finally, the aggregate number of common shares which may be reserved for issuance under the Plans, under any employee stock purchase plans of the company and all other security based compensation arrangements of the company, must not, within any one year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

•
Pursuant to the ESP and the Key Contributor Plan, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement.

•
Pursuant to the SunShare Plan and the SunShare 2012 Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee's death and 18 months from the employee's death if they vest during the first year after the employee's death. Pursuant to the SunShare Plan, upon retirement or disability, options vest on a pro-rated basis, based on active service and achievement of performance criteria and expire one year from date of vesting. Pursuant to the SunShare 2012 Plan, upon retirement or disability, options may vest on a pro rated basis based on active service. Any options that have not vested within one year of retirement shall be cancelled and be of no further force and effect.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, approximately US$100 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2008, Suncor paid premiums of approximately US$1.1 million for directors and officers insurance for the 12 month period ending June 15, 2009. No premiums were paid by any individual director or officer.

CORPORATE GOVERNANCE

Suncor's Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the NYSE. Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2008 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Appendix C under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201, Corporate Governance Guidelines and National Instrument 58-101, Disclosure of

30 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Corporate Governance Practices (collectively, the "CSA Guidelines"). This Statement has been approved by the Board of Directors, on the recommendation of its Governance Committee.

Suncor's Statement can be found in Appendix C of this circular.

ADDITIONAL INFORMATION

The information contained herein is given as of March 2, 2009, except as otherwise indicated. A copy of the documents set out below may be obtained, without charge, on our web site at www.suncor.com or upon request from Suncor at 112 - 4th Avenue SW, Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com:

1.
Suncor's current Annual Report, containing the management's discussion and analysis and the financial statements for the most recently completed financial year, including the auditor's report thereon, together with any subsequent interim financial statements; and

2.
Suncor's current Management Proxy Circular.

In addition, persons resident in the United States may obtain a copy of Suncor's current Form 40-F and persons resident elsewhere may obtain a copy of Suncor's current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to Suncor at the address noted above.

Information contained in or otherwise accessible through our web site does not form a part of this circular and is not incorporated by reference into this circular.

Directors' Approval

The contents and the sending of this circular have been approved by the directors of Suncor.

Janice B. Odegaard
Vice President and Corporate Secretary

March 2, 2009

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 31

APPENDIX A: DIRECTORS' OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following tables provide details of the option and DSUs held by directors of the company, other than Richard L. George, Suncor's president and chief executive officer, and the fiscal year-end option values. Notes to the following tables appear on page 34.

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Mel E. Benson	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 19, 2000 to Dec. 31, 2008					28 334	672 082

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Brian A. Canfield	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	251 680	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	208 800	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	154 400	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	182 560	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	57 360	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Nov. 10, 1995 to Dec. 31, 2008					54 279	1 287 498

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Bryan P. Davies	Apr. 19, 2000	22 000	7.99	Apr. 19, 2010	346 060	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	208 800	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	154 400	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	182 560	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	57 360	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Jan. 28, 1991 to Dec. 31, 2008					46 031	1 091 855

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Brian A. Felesky	Apr. 26, 2002	32 000	14.07	Apr. 26, 2012	308 800	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	182 560	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	57 360	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 26, 2002 to Dec. 31, 2008					31 685	751 568

32 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

John T. Ferguson	Apr. 22, 1999	16 000	6.74	Apr. 22, 2009	271 680	—	—
	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	251 680	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	208 800	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	154 400	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	182 560	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	57 360	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	6 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	6 000	55.86	July 29, 2018	—	—	—
	From Nov. 10, 1995 to Dec. 31, 2008					41 898	993 821

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

W. Douglas Ford	Apr. 29, 2004	16 000	16.55	Apr. 29, 2014	114 720	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 29, 2004 to Dec. 31, 2008					31 883	756 265

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

John R. Huff	Apr. 22, 1999	16 000	6.74	Apr. 22, 2009	271 680	—	—
	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	251 680	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	208 800	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	154 400	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	182 560	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	57 360	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Jan. 30, 1998 to Dec. 31, 2008					54 924	1 302 797

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

M. Ann McCaig	Apr. 22, 1999	16 000	6.74	Apr. 22, 2009	271 680	—	—
	Apr. 19, 2000	16 000	7.99	Apr. 19, 2010	251 680	—	—
	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	208 800	—	—
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	154 400	—	—
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	182 560	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	57 360	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Oct. 1, 1995 to Dec. 31, 2008					49 123	1 165 198

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 33

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Michael W. O'Brien	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	182 560	—	—
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	57 360	—	—
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	6 400	—	—
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 26, 2002 to Dec. 31, 2008					25 476	604 291

		Option-Based Awards				Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (2)	Market payout value of share units that have not vested (1) ($)

Eira M. Thomas	Apr. 26, 2006	16 000	49.13	Apr. 26, 2016	—	—	—
	July 31, 2007	4 000	47.34	July 31, 2017	—	—	—
	July 29, 2008	4 000	55.86	July 29, 2018	—	—	—
	From Apr. 27, 2006 to Dec. 31, 2008					16 365	388 178

(1)
Value is based on the in-the-money value of exercisable and nonexercisable options and DSUs, as of December 31, 2008.

(2)
Includes all DSUs held by the director, including Annual DSU grants, Directors fees taken as DSUs, and DSUs granted under the dividend re-investment provisions of the Directors DSU plan.

34 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

APPENDIX B: NAMED EXECUTIVE OFFICERS' OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

The following tables provide details of option and share units held by the Named Executive Officers and the fiscal year-end option values. Details of options granted to Named Executive Officers subsequent to December 31, 2008 are included in the "Compensation Discussion and Analysis". Notes to the following tables appear on page 36.

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

R.L. George	April 1, 1997	—		—	—	—	414 064	(7)	9 821 598
	Feb. 1, 2000	100 000		7.84	Feb. 1, 2010	1 588 000	—		—
	Jan. 26, 2001	420 000		8.72	Jan. 26, 2011	6 300 000	—		—
	Jan. 25, 2002	360 000		11.96	Jan. 25, 2012	4 233 600	—		—
	Apr. 30, 2002	560 000	(3)	13.82	Apr. 29, 2012	5 544 000	—		—
	Jan. 24, 2003	360 000		13.07	Jan. 24, 2013	3 834 000	—		—
	Jan. 29, 2004	180 000		17.29	Jan. 29, 2014	1 157 400	—		—
	Feb. 3, 2005	144 000		20.78	Feb. 3, 2015	423 360	—		—
	Feb. 2, 2006	158 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	166 000		43.72	Jan. 30, 2017	—	83 000		1 968 760
	Sept. 28, 2007	160 000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	6 500	(6)	154 180
	Feb. 4, 2008	156 000		47.52	Feb. 4, 2018	—	78 000		1 850 160

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

J.K. Alley	April 1, 1997	—		—	—	—	82 813	(7)	1 964 324
	Jan. 25, 2002	34 000		11.96	Jan. 25, 2012	399 840	—		—
	Apr. 30, 2002	80 000	(3)	13.82	Apr. 29, 2012	792 000	—		—
	Jan. 24, 2003	34 000		13.07	Jan. 24, 2013	362 100	—		—
	Aug. 1, 2003	101 666		13.82	Apr. 29, 2012	1 006 493	—		—
	Jan. 29, 2004	32 000		17.29	Jan. 29, 2014	205 760	—		—
	Feb. 3, 2005	32 000		20.78	Feb. 3, 2015	94 080	—		—
	Feb. 2, 2006	32 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	26 000		43.72	Jan. 30, 2017	—	13 000		308 360
	Sept. 28, 2007	60 000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	2 300	(6)	54 556
	Feb. 4, 2008	24 000		47.52	Feb. 4, 2018	—	12 000		284 640

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

J.K. Bailey	Apr. 30, 2002	36 000	(3)	13.82	Apr. 29, 2012	356 400	—		—
	Jan. 24, 2003	28 000		13.07	Jan. 24, 2013	298 200	—		—
	Jan. 29, 2004	12 200		17.29	Jan. 29, 2014	78 446	—		—
	Feb. 3, 2005	12 000		20.78	Feb. 3, 2015	35 280	—		—
	Feb. 2, 2006	12 000		46.05	Feb. 2, 2016	—	—		—
	Dec. 1, 2006	25 000		45.38	Apr. 29, 2012	—	—		—
	Jan. 30, 2007	13 000		43.72	Jan. 30, 2017	—	6 500		154 180
	Mar. 19, 2007	13 000		40.29	Mar. 19, 2017	—	6 500		154 180
	Apr. 1, 2007	10 000		44.17	Apr. 1, 2017	—	—		—
	Sept. 28, 2007	96 000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	3 600	(6)	85 392
	Feb. 4, 2008	33 000		47.52	Feb. 4, 2018	—	16 500		391 380

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 35

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

K. D. Nabholz	November 1, 1997	—		—	—	—	66 251	(7)	1 571 474
	Apr. 30, 2002	76 000	(3)	13.82	Apr. 29, 2012	752 400	—		—
	Apr. 1, 2003	34 444		13.82	Apr. 29, 2012	340 996	—		—
	Jan. 29, 2004	32 000		17.29	Jan. 29, 2014	205 760	—		—
	Feb. 3, 2005	44 000		20.78	Feb. 3, 2015	129 360	—		—
	Apr. 1, 2005	21 110		23.92	Apr. 29, 2012	—	—		—
	Feb. 2, 2006	44 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	44 000		43.72	Jan. 30, 2017	—	22 000		521 840
	Sept. 28, 2007	80 000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	3 000	(6)	71 160
	Feb. 4, 2008	40 000		47.52	Feb. 4, 2018	—	20 000		474 400

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

J.W.J. Thornton	July 19, 2000	—		—	—	—	41 407	(7)	982 174
	Apr. 30, 2002	140 000	(3)	13.82	Apr. 29, 2012	1 386 000	—		—
	Jan. 29, 2004	12 000		17.29	Jan. 29, 2014	77 160	—		—
	Feb. 3, 2005	17 000		20.78	Feb. 3, 2015	49 980	—		—
	Jun. 1, 2005	10 000		24.59	Jun. 1, 2015	—	—		—
	Jul. 1, 2005	19 444		29.35	Apr. 29, 2012	—	—		—
	Feb. 2, 2006	30 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	26 000		43.72	Jan. 30, 2017	—	13 000		308 360
	Sept. 28, 2007	60 000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	2 300	(6)	54 556
	Feb. 4, 2008	24 000		47.52	Feb. 4, 2018	—	12 000		284 640
	Mar. 3, 2008	9 000		51.23	Mar. 3, 2018	—	9 000		213 480
	Apr. 1, 2008	18 412	(4)	49.36	Sept. 28, 2014	—	662	(6)	15 703

		Option-Based Awards					Share-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of share units that have not vested (5)		Market payout value of share units that have not vested (1) ($)

S.W. Williams	May 1, 2002	57 000		12.78	May 1, 2012	623 580	—		—
	May 1, 2002	180 000	(3)	13.82	Apr. 29, 2012	1 782 000	—		—
	Jan. 24, 2003	100 000		13.07	Jan. 24, 2013	1 065 000	—		—
	Jan. 29, 2004	50 000		17.29	Jan. 29, 2014	321 500	—		—
	Feb. 3, 2005	48 000		20.78	Feb. 3, 2015	141 120	—		—
	Feb. 2, 2006	48 000		46.05	Feb. 2, 2016	—	—		—
	Jan. 30, 2007	46 000		43.72	Jan. 30, 2017	—	23 000		545 560
	Mar. 19, 2007	24 000		40.29	Mar. 19, 2017	—	12 000		284 640
	Apr. 1, 2007	16 000		44.17	Apr. 29, 2012	—	—		—
	Sept. 28, 2007	110 000	(4)	47.55	Sept. 27, 2014	—	—		—
	Jan. 1, 2008	—		—	—	—	3 800	(6)	90 136
	Feb. 4, 2008	70 000		47.52	Feb. 4, 2018	—	35 000		830 200

(1)
All option and share unit values were determined based on Suncor's commons shares closing price of $23.72 Cdn on December 31, 2008.

(2)
Unless noted, refers to options granted under the Executive Stock Option Plan.

(3)
Options granted under the SunShare Plan.

(4)
Options granted under the SunShare 2012 Plan.

(5)
Unless noted, refers to Performance Share Units granted under the PSU Plan.

(6)
Sunshare 2012 Restricted Share Units granted under the SunShare 2012 Plan.

(7)
Deferred Share Units granted under the Special Performance Incentive Plan, which ran from April 1, 1997 through April 1, 2002. Includes dividend reinvestment of nominal dividends.

36 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

APPENDIX C: CORPORATE GOVERNANCE SUMMARY

Statement of Corporate Governance Practices

Throughout this Statement of Corporate Governance Practices, there are references to information available on our web site. All such information is available at www.suncor.com under the "Investor Centre" tab. Information on our web site, though referenced herein, does not form part of this Statement or this management proxy circular. In addition, shareholders may request printed copies of these materials by contacting one of the addresses set out on page 31.

Board of Directors and Director Independence (1)

The cornerstone of Suncor's governance system is its Board of Directors, whose duty is to supervise the management of Suncor's business and affairs.

The Board is currently comprised of a majority of independent directors (10 of 11 members) (2). The only Suncor director who is not independent is Richard L. George, Suncor's president and chief executive officer. (3) A short biography of each Suncor director can be found starting on page 6.

The Board reviews the independence of its members annually. The Board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the Board considers a director to be independent if that director has no material relationship with the company, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor's independence criteria are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 30 of this circular). The independence criteria are set out in Appendix F.

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

Some Suncor directors sit on the boards of other public companies. Particulars are set out in the biographies on pages 6 to 8.(4) Some of these are companies with which Suncor has business relationships. The Board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The Board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered by the Board. In the event there is any material discussion of these arrangements or any arrangements involving competitors of these entities by the Board, these directors absent themselves from the boardroom and do not participate.

All of the Board's four standing committees – Governance, Audit, Human Resource and Compensation ("HR&CC") and Environment Heath and Safety ("EH&S") – are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Mr. O'Brien, a member of the Audit Committee and an independent director, to be such an expert. The criteria for assessing the financial literacy of Audit Committee members, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference in Appendix D.

Suncor's independent directors meet in camera at the end of each Board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by Mr. Ferguson, Suncor's independent chair since April 2007. (5) The Board's committees also hold in-camera sessions without management present following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or other independent director. For information about the number of Board and Board committee meetings held during 2008, and directors' attendance at these meetings, see page 9.(6,7)

The roles and responsibilities of Suncor's independent chair are set forth in a position description that has been approved by the Board. The position description is set out in Appendix E. (8)

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 37

Board Mandate (9)

The Board has developed terms of reference ("Terms of Reference") as the charter of the Board. The Terms of Reference include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate ("Board Mandate") that describes its major responsibilities, goals and duties. The Board of Directors has approved and reviews at least annually its Terms of Reference. These range from specific matters, such as the declaration of dividends that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Appendix D.

The Board of Directors delegates day-to-day management of Suncor's business to Suncor's chief executive officer ("CEO") and other members of management. The Board, through the CEO, sets standards of conduct, including Suncor's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of Suncor. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated to management.

The following is a description of some key duties of the Board as set out in the Board Mandate, with reference to the Canadian Requirements, including a description of the specific roles of Board committees. The following description is not exhaustive. For more information, please refer to Appendix D and to the mandates of Suncor's Board committees, available on our web site.

Ethics (10) The Board Mandate explicitly recognizes that the Board, through the CEO, sets Suncor's standards of conduct, including our general moral and ethical tone, standards for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products, and others. The Board Mandate also states the Board should be satisfied that the CEO and executive officers are creating and fostering a culture of integrity within Suncor. The Board plays an active role in this area through its oversight of Suncor's business conduct code and compliance program (see Ethical Business Conduct on page 41), and through its assessment and evaluation of the performance of the CEO. The CEO's position description includes an accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization (see Position Descriptions on page 41).

Strategic Planning One of the Board's major duties is to review, with management, Suncor's mission, objectives and goals, and the strategies for achieving them. The Board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the budget and the strategies reflected in Suncor's long range plan. A Board meeting principally devoted to corporate strategy is held annually. The Governance Committee assists the Board by annually assessing Suncor's planning and budgeting processes, and by acting as an effective sounding Board for management on key strategic initiatives. It also works with management to design the annual strategy meeting, and assesses the effectiveness of this meeting.

Risk Oversight One of the major responsibilities of the Board is to oversee the identification of the principal risks of Suncor's business and ensure there are systems in place to effectively identify, monitor and manage them. To that end, the Board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risks of our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a Board committee, or the full Board as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the Board's risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the Board and its committees. For example, the EH&S Committee monitors the effectiveness and integrity of Suncor's internal controls as they relate to operational risks of its physical assets. They also review environmental, health and safety issues and report to the Board of Directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives. The Governance Committee assists the Board by reviewing and assessing emerging risk areas that do not fall under the mandate of another board committee.

Succession Planning and Monitoring/Evaluating Senior Management The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes are in place and operating effectively. The HR&CC also reviews and reports to the Board on the succession plan for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO's performance against predetermined goals and criteria, and recommends to the Board the total compensation of the CEO (see "Compensation Discussion & Analysis" on page 14).

Communication/Disclosure Policy Suncor has a disclosure policy called "Communications with the Public" that establishes guidelines and standards for Suncor's communications with shareholders, investment analysts, other

38 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

stakeholders and the public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. Suncor's business conduct code (see the information under the heading, Ethical Business Conduct, on page 41) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and our chief financial officer ("CFO"). Suncor has a Disclosure Committee, chaired by its vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability and climate change reports, webcasts, external web site, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis, management proxy circulars, annual information forms/Form 40-F, and press releases containing significant new financial information, among others.

Internal Controls The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor's electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Corporate Governance System The Governance Committee assists the Board of Directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the Board where appropriate, and reviews and approves this Statement of Corporate Governance Practices (See Governance Committee, under the heading Board Committees on page 40).

Stakeholder Feedback The Board Mandate currently provides that the Board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor's independent chair by addressing correspondence to him at the address set out on page 31.

Expectations and Responsibilities of Directors The Terms of Reference, supplemented by a Board-approved accountability statement for directors, identifies the key expectations placed on Board members. Directors are expected to review meeting materials in advance of meetings to encourage and facilitate discussion and questions. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the Board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2008 are set out on page 9.

Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Board Committees (11)

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate that is reviewed annually by such committee. Each of these committees is comprised solely of independent directors and, except where otherwise specified in the Terms of Reference or in Suncor's by-laws, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

The following is a brief summary of the key functions, roles and responsibilities of Suncor's Board committees. The complete text of the mandates of each Board committee is on our web site.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 39

Governance Committee The Governance Committee assists the Board in two areas: corporate governance and corporate strategy. In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. It also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct. The Governance Committee also conducts the annual assessment of the overall performance and effectiveness of the Board of Directors, its committees and individual directors.

In its strategy role, the Governance Committee acts as an effective sounding board for management on key strategic initiatives and reviews and assesses processes relating to long-range and strategic planning and budgeting.

Audit Committee The Audit Committee assists the Board in matters relating to Suncor's internal controls and internal auditors, excluding the operations integrity audit department which is specifically within the mandate of the EH&S Committee (references throughout this Appendix C to "Internal Audit" shall not include the operations integrity audit department). The Audit Committee also assists in matters relating to external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor's financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the Internal Auditors. The appointment or termination of the chief officer in charge of Internal Audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of chief financial officer. The Audit Committee also monitors Suncor's business conduct code compliance program (see Ethical Business Conduct on page 41).

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor's core disclosure documents, being its annual and interim financial statements, Management's Discussion and Analysis (MD&A) and annual information form (Form 40-F in the United States). The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluator. The Audit Committee annually approves the appointment and terms of engagement of the reserves evaluator, including their qualifications and independence, and any changes in their appointment. Suncor's reserves data and report of the reserves evaluator are annually reviewed by the committee prior to approval by the full Board of Directors.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor's registered pension plan, as well as the terms of engagement of the plan's actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the Board's risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor's business are reflected in the mandates of the Board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

For additional information about Suncor's Audit Committee, including the Audit Committee Charter and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated March 2, 2009, filed at www.sedar.com.

Environment, Health and Safety Committee The EH&S Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health and safety. This includes the effectiveness with which management establishes and maintains appropriate EH&S policies. The EH&S Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EH&S Committee monitors the adequacy of the Suncor system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits. Suncor's periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor's EH&S progress, plans and performance objectives, is also reviewed by the EH&S Committee.

The EH&S Committee also assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of EH&S. In fulfilling this role, it reviews and approves the appointment or termination of the Director, Operations

40 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Integrity Audit, and reviews the qualifications of the internal auditors and organisational structure of the Operations Integrity Audit department. The EH&S Committee also reviews the department's charter and their annual audit plans and activities, and the effectiveness of the operations integrity audit function. They approve the engagement or termination of external auditors overseeing the operations integrity audit program, and review their audit scope, approach and performance, and approve their fees.

Human Resources and Compensation Committee For more information regarding the nature, scope, roles and responsibilities of the HR&CC, see "Compensation Discussion & Analysis", on page 14.

Position Descriptions (12)

The Board has developed and approved written position descriptions for the Board chair, Board committee chairs and the CEO. The Board has also developed and approved a written position description, called an "Accountability Statement", for individual directors. For a summary of individual director accountabilities, see Expectations and Responsibilities of Directors, under the heading Board Mandate on page 38. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management's relationship with the Board.

The position descriptions form part of the charter of the Board of Directors, and as such are reviewed annually by the applicable board committee and changes are recommended by that committee to the full Board. The position descriptions are all posted on Suncor's web site. In addition, the position description for Suncor's Board chair is set out in Appendix E.

Orientation and Continuing Education (13)

Each new member of the Board will participate in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors, and the nature and operation of Suncor's business.

A Directors' Handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is presented to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors' portal. (14)

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of acquainting directors with Suncor's operations and the communities in which they are located.

The Board's Director Continuing Education Policy encourages directors to enroll in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor's Board, with the approval of the chairman of the Board or Governance Committee. Through this program, Suncor's directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance.

The Governance Committee maintains a strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies. (15) In an annual survey, directors are asked to suggest topics of interest for future information sessions and three topics will be chosen annually for speakers and / or presentations from internal or external sources.

Ethical Business Conduct (16)

Code of Conduct Sound, ethical business practices are fundamental to Suncor's business. Suncor has a business conduct code (the "Code") that applies to Suncor's directors, officers, employees and contractors. (17) The Code requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor's Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required to certify, on an annual basis, that he or she has reviewed the Code, that he or she understands the requirements of the Code, and his or her compliance with the Code during the preceding twelve month period.

Suncor's Board exercises stewardship over the Code in several respects. Suncor's internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process, and any recommended changes are approved by the Governance Committee. (18) Any waivers of Code requirements for Suncor's executive officers or

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 41

members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2008.

Suncor encourages employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the Board has established an "Integrity Hotline" to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

The Code is available on Suncor's web site, under the "Governance" tab in the Investor Centre. (19)

Conflicts of Interest (20)

The Board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for profit or not-for-profit organization, the director must also notify the Board chair, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the Board chair may request the director's resignation.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the Board chair or the Governance Committee chair. The director's conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The Corporate Secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Nomination of Directors (21)

The selection process for new nominees for membership on Suncor's Board of Directors is conducted by the Governance Committee, which is comprised solely of independent directors. (22) More information on the responsibilities, powers and operations of the Governance Committee is found on page 40.(23)

The Governance Committee maintains an inventory of capabilities, competencies and skills of current Board members and of the Board as a whole. This is periodically assessed to identify any gaps between the desired set of capabilities, competencies, skills and qualities, and those that are adequately represented on the Board, taking pending retirements into account. The Committee uses this assessment as a basis for identifying the skills, experiences, qualifications, diversity and personal qualities desired in potential new Board members. The Governance Committee maintains a list of potential candidates identified from a number of sources, including an executive search firm and referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholders for election to the Board. (24)

Compensation (25)

Human Resources and Compensation Committee The HR&CC, comprised entirely of independent directors, assists the Board in matters pertaining to Board and executive compensation.

Board Compensation The HR&CC reviews and reports to the board on directors' compensation issues. The HR&CC has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The HR&CC annually reviews the competitiveness and form of Board compensation, and makes recommendations to the full Board on the level and form of Board compensation and share ownership guidelines. The Board has set director compensation based upon recommendations from this committee.

42 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

CEO and Senior Executive Compensation The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and Board chair. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see Compensation Discussion and Analysis, on page 14.

Assessment of Directors (26)

The Governance Committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the Board or a particular Board committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the Governance Committee, which then reports to the full Board of Directors with any recommendations for enhancing or strengthening effectiveness. The Board chair reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

•
Approval of Equity Compensation Plans.  The NYSE Standards require shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under them are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Equity Compensation Plans" on page 26.

•
Independence Standards.  The Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in Canadian Requirements (specifically National Instrument 52-110 Audit Committees) and SEC Requirements (specifically Rule 10A-3 of the Securities Exchange Act of 1934). Suncor's Board has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

(1)
Reference: Form 58-101F1, Item 1.

(2)
Reference: Form 58-101F1, Item 1(c).

(3)
Reference: Form 58-101F1, Item 1(b).

(4)
Reference: Form 58-101F1, Item 1(d).

(5)
Reference: Form 58-101F1, Item 1(f).

(6)
Reference: Form 58-101F1, Item 1(e).

(7)
Reference: Form 58-101F1, Item 1(g).

(8)
Reference: Form 58-101F1, Item 1(f).

(9)
Reference: Form 58-101F1, Item 2.

(10)
Reference: Form 58-101F1, Item 5.

(11)
Reference: Form 58-101F1, Item 8.

(12)
Reference: Form 58-101F1, Item 3.

(13)
Reference: Form 58-101F1, Item 4.

(14)
Reference: Form 58-101F1, Item 4(a).

(15)
Reference: Form 58-101F1, Item 4(b).

(16)
Reference: Form 58-101F1, Item 5.

(17)
Reference: Form 58-101F1, Item 5(a).

(18)
Reference: Form 58-101F1, Item 5(a)(ii).

(19)
Reference: Form 58-101F1, Item 5(a)(i).

(20)
Reference: Form 58-101F1, Item 5(b).

(21)
Reference: Form 58-101F1, Item 6.

(22)
Reference: Form 58-101F1, Item 6(b).

(23)
Reference: Form 58-101F1, Item 6(c).

(24)
Reference: Form 58-101F1, Item 6(a).

(25)
Reference: Form 58-101F1, Item 7.

(26)
Reference: Form 58-101F1, Item 9.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 43

APPENDIX D: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the "Act"), Suncor Energy's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a company such as Suncor Energy in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor Energy. This responsibility is discharged through Board oversight of Suncor Energy's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer ("CEO"), sets standards of conduct, including the Company's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Company.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor Energy's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Company. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board of Directors Chairman set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor Energy is delegated the responsibility for the day-to-day management of the Company and for providing the Company with leadership. The CEO discharges these responsibilities by formulating Company policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Company's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor Energy's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Company;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Company; and

•
the adoption, amendment or repeal of by-laws of the Company.

One of the key stewardship responsibilities of the Board is to approve the Company's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Company toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

44 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Part II: Board Guidelines

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chairman and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Company, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews and approves the Company's annual business plan (including the annual budget), and approves the strategies as reflected in the Company's long range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the Policy periodically to ensure it continues to serve the Company's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Company, subject to the written approval of any of the Board Chairman, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship, within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Human Resources and Compensation Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on the definition in the Canadian Requirements and the SEC Requirements (1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (2) directors on the Board of Directors.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Company.

•
The Board supports the separation of the role of Chairman from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Company, and the creation and fostering within the Company of a culture of integrity.

•
The Chairman will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 45

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executive officers into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The Governance Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The Board ultimately determines nominees that will be included in the Company's management proxy circular.

•
The outgoing Chairman of the Board, or in the absence of the outgoing Chairman, a director elected by resolution of the Board, shall manage the process of electing a new Chairman by seeking nominations, determining the willingness of each nominee to take on the role of Chairman of the Board, and by presiding over an election by secret ballot.

•
The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•
Succession and management development plans will be reviewed by the HR&CC, and reported on annually to the Board.

•
At the conclusion of each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Chairman. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
At least once annually, the Board will meet at a Suncor Energy location other than the head office location. The purpose is to facilitate continual exposure of Board members to the Company's operations and the communities in which they are carried out.

Part III: Committee Guidelines

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the HR&CC, and the Environment, Health and Safety Committee ("EH&SC"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Chairman of the Board, plans Board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Company. In accordance with the Company's by-laws, unless otherwise determine by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member Secretary who may be a member of management of the Company. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Company's by-laws, each committee shall have the power to determine its own rules of procedure.

•
The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit committee must be, in the judgement of the Board of the Directors, financially literate (2), and at least one member of the Audit Committee must be an audit committee financial expert (3). In general Audit Committee members will not simultaneously be members of the audit committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit committee. Any such determination by the Board of Directors shall be disclosed in the Company's management proxy circular.

(2)
See Appendix A

(3)
See Appendix A

46 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Chairman, by standing invitation, is considered an ex-officio of those committees of the Board of which he is not a listed member.

•
At the conclusion of each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board

The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Company;

•
Supervise the management of the business and affairs of Suncor Energy;

•
Ensure the Company has an effective strategic planning process;

•
Identify the principal risks of Suncor Energy's business, and ensure that there are systems in place to effectively monitor and manage these risks;

•
Annually approve the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Company's business;

•
Protect and enhance the assets of the owners of the Company and look after their interests in general;

•
Ensure the continuity of the Company by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties

The major duties of the Board are to:

1.
Foster the long-term success of Suncor Energy. Commit to the enterprise and acknowledge that the best interests of Suncor Energy and its shareholders must prevail over any individual business interests of the membership of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor Energy. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Company or that the Board is legally required to take.

3.
Review with management the mission of the Company, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Company's progress toward its goals and plans, and assume responsibility to revise and alter the Company's direction where warranted.

4.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Company, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 47

  •
  technology in exploration, production, mining, manufacturing, product design and product application;

  •
  fixed assets;

  •
  marketing capability – customer loyalty, distribution organization, market knowledge and so on;

  •
  work force and employee relations;

  •
  financial resources, including relations with the financial community; and

  •
  reputation.

6.
Establish an overall compensation policy for the Company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and insurance.

8.
Identify the principal risks of the Company's business and ensure implementation and monitoring of systems to effectively manage these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Company's internal control and management information systems.

10.
Ensure that the Company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor Energy operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Company has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Company, by:

•
taking reasonable steps to ensure that Suncor Energy complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; – being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Company is operated; – complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
elect a Chairman, appropriate committees and Committee Chairs;

•
define the duties of the Chairman of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

Calgary, Alberta
Adopted by resolution of the Board of Directors on February 28, 1996.
Revision Dated November 30, 2005

48 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Appendix A to the Terms of Reference – Financial Literacy and Expertise

For the purpose of making appointments to the Company's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Company's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Company.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Company's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 49

APPENDIX E: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the chair of the Board of Directors of Suncor Energy Inc.:

•
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

•
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

•
Active involvement and substantive debate are encouraged.

•
The Board supports the separation of the role of chair from the role of CEO.

•
The Board is involved in strategic policy issues.

•
The Board will strive to be the best.

With the foregoing in mind, the framework for Board chair will be:

•
The chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The chair is not an employee or officer of the corporation and will be independent of management. The chair will foster and promote the integrity of the Board and a culture where the board works harmoniously for the long-term benefit of the corporation and its shareholders.

•
The chair will preside at meetings of the Board and at meetings of the shareholders of the corporation, as provided for in the by-laws of the corporation.

•
The chair will serve on the Governance Committee of the Board. The committee, by its mandate, assists the Board in matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings and the effectiveness of the Board of Directors, Board committees, and individual directors, in fulfilling their responsibilities. The chair is also, by standing invitation, an ex-officio of those committees of the Board of which he is not a listed member.

•
The chair will be kept well informed on the major affairs and operations of the corporation, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the corporation.

The accountabilities of the chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and chief executive officer, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

50 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for their succession.

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the corporation's relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chairman may be requested, from time to time, to attend meetings with outside stakeholders.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 51

APPENDIX F: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background

Corporate governance guidelines provide that boards should have a majority of independent directors, and that the board chair should be an independent director.

The purpose of this independence policy and criteria is to state the criteria by which Suncor's Board determines whether each of its directors is or is not independent.

Independence Policy

Pursuant to the terms of reference for Suncor's Board of Directors, a majority of the Board of Directors must be independent, and in addition, the Audit, Governance and HR&C Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of Suncor's Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if:

•
The director is, or has been within the last three years, an employee or executive officer of the corporation, or an immediate family member (1) is or has been within the last three years, an executive officer, of the corporation.

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is the corporation's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the corporation's audit within that time. For the purposes of this point ONLY, "immediate family member" means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, the corporation, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the corporation to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

52 SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR

•
For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other Board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the corporation provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board of Directors of any Board committees on a part-time basis; or

•
Sits on the Board of Directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

SUNCOR ENERGY INC. 2009 MANAGEMENT PROXY CIRCULAR 53

If you are looking for Suncor's 2008 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2008 annual report is available electronically on
Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1-800-558-9071.

Box 38, 112 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V5
tel: (403) 269-8100    fax: (403) 269-6217    info@suncor.com    www.suncor.com

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